MGIC

MGIC Investment Corporation

2003
Annual Report

Financial Highlights

	2001	2002	2003
Net income ($ millions)	639.1	629.2	**493.9**
Diluted earnings per share ($)	5.93	6.04	**4.99**
Return on equity (%)	22.7	19.3	**13.7**

Shareholders' Equity
($ millions)



3,020
3,395
3,797
2001
2002
2003

New Primary Insurance Written
($ billions)



86.1
92.5
96.8
2001
2002
2003

Direct Primary Insurance in Force
($ billions)



183.9
197.0
189.6
2001
2002
2003

Direct Primary Risk in Force
($ billions)



45.2
49.2
48.7
2001
2002
2003

Investment Portfolio
($ millions)



4,069
4,726
5,205
2001
2002
2003

Revenue
($ millions)



1,314
1,485
1,685
2001
2002
2003

Fellow Shareholders



This past year may best be remembered as the year of the "economic perfect storm" for mortgage insurance companies – interest rates which reached forty-year lows and fueled record new insurance volume but also led to record cancellations of policies and higher operating costs; and an economy that refused to create jobs, leading to higher delinquencies and claims, and as a result, higher incurred losses for MGIC.

As we started the year, conventional wisdom was that interest rates would rise and the economy would begin to recover. In fact, rates continued to fall throughout the first half of 2003 and the economy remained sluggish with the unemployment rate reaching 6.3% in June. While the lower interest rates drove the overall market to a record $3.7 trillion in mortgage originations and enabled MGIC to write a record $96.8 billion of new insurance, it also produced a record $104 billion of policy cancellations. The net result was that insurance in force fell by 3.7% to $189.6 billion. Reflecting the maturation of the book of business as well as the weak economy, delinquencies grew throughout the year, as did paid claims. As a result, incurred losses totaled $766 million, up $400 million from last year.

Facing this "economic perfect storm," MGIC performed quite well. We earned $493 million, generated strong cash flows from operations, our investment portfolio grew to $5.2 billion, and we repurchased over 2.2 million shares of stock. Our expense ratio for the year was an industry leading 14.1%. Our loss ratio grew to 56.1%, reflecting higher paid losses; but more importantly, we added over $300 million to reserves, with loss reserves now exceeding $1 billion. We also continued to grow our capital base with shareholders' equity increasing by 12% to $3.8 billion.

As we move into 2004, mortgage origination volume is expected to slow from last year's record pace to $2.4 trillion, still the third largest market ever. The decline in 2004 originations will be attributable entirely to refinances, as purchase money mortgage originations should grow to $1.3 trillion. This is positive for MGIC, as the penetration rate on purchase money mortgages is twice as high as refinances. And while stable to moderately rising interest rates will reduce the amount of insurance MGIC writes, they will also result in higher persistency on our existing policies and a growth in our insurance in force. Even though the current economic news is encouraging, our delinquency inventory should continue to increase in the first half of the year before beginning to recover later in the year as the economy begins to generate consistent job growth. Reflecting the higher delinquency levels of the past two years, claims paid should increase throughout the year.

In summary, we expect 2004 to be a year in which we transition back to an environment of growing persistency and an improving credit picture, both of which are beneficial to our long-term financial results. Furthermore, MGIC is well positioned within this environment to compete as we continue to focus on the four key metrics of our business: risk management, as evidenced by our consistently strong paid loss ratio; productivity, as evidenced by our industry-leading expense ratio; financial strength, as demonstrated by our strong balance sheet; and marketing, as evidenced by having the industry's largest market share.

Longer term, the housing industry is a great sector to serve, especially our target market, first-time homebuyers. Strong population growth, led by positive immigration trends, and a significant increase in household formations, primarily from minorities, will offer a tremendous opportunity to our company and others that serve first-time homebuyers. In addition, the homeownership rate should continue to climb to 70% by the decade's end, adding a tremendous number of homebuyers as potential customers. As a result, mortgage debt outstanding should double and create the opportunity for MGIC to grow at an 8-10% annual rate over the balance of the decade.

In closing, I would like to thank my MGIC co-workers for their tremendous dedication to our company, their jobs and our customers. Our business plan is a simple one, yet difficult to execute, and that's to always do the right thing. In my twenty-two years of working with this wonderful group of people that call MGIC home, it never surprises me the length they will go to do the right thing and make a difference for our customers and our company. Being an industry leader has its responsibilities, and our people live up to them.

Sincerely,

Curt S. Culver

Curt S. Culver
President and Chief Executive Officer

The factors discussed under "Risk Factors" in "Management's Discussion and Analysis" elsewhere in this Annual Report may cause actual results to differ materially from the results contemplated by forward-looking statements made in the foregoing letter. Forward-looking statements are statements which relate to matters other than historical fact. Statements in the letter that include words such as "should," "is expected" or "will be" or words of similar import, are forward-looking statements.

Five-Year Summary of Financial Information

	2003	2002	2001	2000	1999
	(In thousands of dollars, except per share data)				
Summary of Operations					
Revenues:					
Net premiums written	**$ 1,364,631**	$ 1,177,955	$ 1,036,353	$ 887,388	$ 792,345
Net premiums earned	**$ 1,366,011**	$ 1,182,098	$ 1,042,267	$ 890,091	$ 792,581
Investment income, net	**202,881**	207,516	204,393	178,535	153,071
Realized investment gains, net	**36,862**	29,113	37,352	1,432	3,406
Other revenue	**79,657**	65,836	30,448	18,424	32,797
Total revenues	**1,685,411**	1,484,563	1,314,460	1,088,482	981,855
Losses and expenses:					
Losses incurred, net	**766,028**	365,752	160,814	91,723	97,196
Underwriting and other expenses	**302,473**	265,633	234,494	201,058	198,147
Interest expense	**41,113**	36,776	30,623	28,759	20,402
Total losses and expenses	**1,109,614**	668,161	425,931	321,540	315,745
Income before tax and joint ventures	**575,797**	816,402	888,529	766,942	666,110
Provision for income tax	**146,027**	240,971	277,590	239,151	205,594
Income from joint ventures, net of tax	**64,109**	53,760	28,198	14,208	9,685
Net income	**$ 493,879**	$ 629,191	$ 639,137	$ 541,999	$ 470,201
Weighted average common shares outstanding (in thousands)	**99,022**	104,214	107,795	107,260	109,258
Diluted earnings per share	**$ 4.99**	$ 6.04	$ 5.93	$ 5.05	$ 4.30
Dividends per share	**$ .1125**	$ .10	$ .10	$ .10	$ .10
Balance sheet data					
Total investments	**$ 5,205,161**	$ 4,726,472	$ 4,069,447	$ 3,472,195	$ 2,789,734
Total assets	**5,917,387**	5,300,303	4,567,012	3,857,781	3,104,393
Loss reserves	**1,061,788**	733,181	613,664	609,546	641,978
Short- and long-term debt	**599,680**	677,246	472,102	397,364	425,000
Shareholders' equity	**3,796,902**	3,395,192	3,020,187	2,464,882	1,775,989
Book value per share	**38.58**	33.87	28.47	23.07	16.79

A brief description of the Company's business is contained in Note 1 to the Consolidated Financial Statements of the Company.

Five-Year Summary of Financial Information

	2003	2002	2001	2000	1999
New primary insurance written ($ millions)	$ **96,803**	$ 92,532	$ 86,122	$ 41,546	$ 46,953
New primary risk written ($ millions)	**25,209**	23,403	21,038	10,353	11,422
New pool risk written ($ millions) (1)	**862**	674	412	345	564
Insurance in force (at year-end) ($ millions)					
Direct primary insurance	**189,632**	196,988	183,904	160,192	147,607
Direct primary risk	**48,658**	49,231	45,243	39,175	35,623
Direct pool risk (1)	**2,895**	2,568	1,950	1,676	1,557
Primary loans in default ratios					
Policies in force	**1,551,331**	1,655,887	1,580,283	1,448,348	1,370,020
Loans in default	**86,372**	73,648	54,653	37,422	29,761
Percentage of loans in default	**5.57%**	4.45%	3.46%	2.58%	2.17%
Percentage of loans in default – bulk	**11.80%**	10.09%	8.59%	9.02%	8.04%
Insurance operating ratios (GAAP)					
Loss ratio	**56.1%**	30.9%	15.4%	10.3%	12.3%
Expense ratio	**14.1%**	14.8%	16.5%	16.4%	19.7%
Combined ratio	**70.2%**	45.7%	31.9%	26.7%	32.0%
Risk-to-capital ratio (statutory)					
MGIC	**8.1:1**	8.7:1	9.1:1	10.6:1	11.9:1

(1) *Represents contractual aggregate loss limits and, for the years ended December 31, 2003 and 2002, for $4.9 billion and $3.0 billion, respectively, of risk without such limits, risk is calculated at $192 million and $147 million, respectively, for new risk written and $353 million and $161 million, respectively, for risk in force, the estimated amount that would credit enhance these loans to a 'AA' level based on a rating agency model.*

Overview

Business and General Environment

The Company, through its subsidiary Mortgage Guaranty Insurance Corporation ("MGIC"), is the leading provider of private mortgage insurance in the United States to the home mortgage lending industry. The Company's principal products are primary mortgage insurance and pool mortgage insurance. Primary mortgage insurance may be written on a flow basis, in which loans are insured in individual, loan-by-loan transactions, or may be written on a bulk basis, in which a portfolio of loans is individually insured in a single, bulk transaction.

The Company's results of operations are affected by:

- Premiums earned

  Premiums earned in a year are influenced by:

  - Cancellations, which reduce the size of the in force book of insurance that generates premiums. Cancellations due to refinancings are affected by the level of current mortgage interest rates compared to the mortgage coupon rates throughout the in force book.
  - New insurance written, which increases the size of the in force book of insurance. New insurance written is affected by many factors, including the volume of low down payment home mortgage originations and competition to provide credit enhancement on those mortgages, including competition from other mortgage insurers and alternatives to mortgage insurance, such as 80-10-10 loans.
  - Premium rates, which are affected by the risk characteristics of the loans insured and the percentage of coverage on the loans.
  - Premiums ceded to captive mortgage reinsurers and risk sharing arrangements with the GSEs.

- Investment income

  The investment portfolio is comprised almost entirely of highly rated, fixed income securities. The principal factors that influence investment income are the size of the portfolio and its yield.

- Losses incurred

  Losses incurred are the expense that results from a payment delinquency on an insured loan. As explained under "Critical Accounting Policies" below, this expense is recognized only when a loan is delinquent. Losses incurred are generally affected by:

  - The state of the economy, which affects the likelihood that loans will become delinquent and whether loans that are delinquent cure their delinquency.
  - The product mix of the in force book, with loans having higher risk characteristics generally resulting in higher delinquencies and claims.
  - The average claim payment, which is affected by the size of loans insured (higher average loan amounts tend to increase losses incurred), the percentage coverage on insured loans (deeper average coverage tends to increase incurred losses), and housing values, which affect the Company's ability to mitigate its losses through sales of properties with delinquent mortgages.
  - The distribution of claims over the life of a book. Historically, the first years after a loan is originated are a period of relatively low claims, with claims increasing substantially for several years after that and then declining, although persistency and the condition of the economy can affect this pattern.

- Income from joint ventures

  Joint venture income principally consists of the aggregate results of two less than majority owned joint ventures, Credit-Based Asset Servicing and Securitization LLC ("C-BASS") and Sherman Financial Group LLC ("Sherman").

2003 Results

The Company's results of operations in 2003 were principally affected by:

- Losses incurred

  In 2003, compared to 2002, losses incurred increased by $400 million. This increase was principally the result of a higher number of delinquencies, increases in the estimates regarding how many delinquencies will eventually result in a claim and how much will be paid on claims, as well as an increase of $193 million in net losses paid.

- Premiums earned

  During 2003, the Company's earned premiums were positively affected by premiums on insurance written through the bulk channel as well as premiums on other products having higher risk characteristics. During 2003, the Company's earned premiums were negatively impacted by unprecedented levels of cancellations of insurance in force, premiums ceded in risk sharing arrangements and a decline in flow market share related to the Company's position on certain captive reinsurance arrangements.

- Income from joint ventures

  Income from joint ventures increased in 2003 due to higher contributions from Sherman and C-BASS.

- Underwriting and operating expenses

  Underwriting and operating expenses increased in 2003 as a result of the record volume of business processed, including new insurance written and contract underwriting activity.

- Investment income

  During 2003, the investment portfolio increased by $479 million but investment income declined slightly compared to 2002 as the increase in the portfolio was offset by a decline in pre-tax yield.

Results of Consolidated Operations

2003 Compared with 2002

Net income for 2003 was $493.9 million, compared to $629.2 million in 2002, a decrease of 22%. Diluted earnings per share for 2003 was $4.99 compared with $6.04 in 2002. Adjusted weighted average diluted shares outstanding for the years ended December 31, 2003 and 2002 were 99.0 million and 104.2 million, respectively. As used in this report, the term "Company" means the Company and its consolidated subsidiaries, which does not include less than majority owned joint ventures in which the Company has an equity interest.

New primary insurance written

The amount of new primary insurance written by MGIC during 2003 was $96.8 billion, compared to $92.5 billion in 2002, an increase of $4.3 billion. New insurance written on a flow basis increased $1.1 billion during 2003 compared to 2002, with refinance volume increasing over last year. New insurance written in the bulk channel increased $3.2 billion during 2003 compared to 2002. A substantial portion of new insurance written in 2003 and 2002 covered refinance loans. Consistent with a forecast made in mid-February 2004 by the Mortgage Bankers Association, which shows a decline in refinance activity in 2004, the Company expects new insurance written in 2004 to decline.

Cancellations and insurance in force

The $96.8 billion of new primary insurance written during 2003 was offset by the cancellation of $104.2 billion of insurance in force, and resulted in a net decrease of $7.4 billion in primary insurance in force, compared to new primary insurance written of $92.5 billion, the cancellation of $79.4 billion of insurance in force and a net increase of $13.1 billion in primary insurance in force during 2002. Direct primary insurance in force was $189.6 billion at December 31, 2003 compared to $197.0 billion at December 31, 2002.

Cancellation activity has historically been affected by the level of mortgage interest rates. Cancellations generally move inversely to the change in the direction of interest rates, although they generally lag a change in direction. MGIC's persistency rate (percentage of insurance remaining in force from one year prior) declined to 47.1% at December 31, 2003 from 56.8% at December 31, 2002. If refinance activity declines in 2004 from its level in 2003, the Company expects that persistency will improve in 2004, although the extent of the improvement is not possible to forecast accurately. The Company is not undertaking any obligation to provide an update of this expectation should it subsequently change.

Bulk transactions

New insurance written during 2003 for bulk transactions was $25.7 billion ($6.7 billion, $6.6 billion, $7.3 billion and $5.1 billion for the first through fourth quarters, respectively) compared to $22.5 billion during 2002 (with quarterly volume ranging from $6.6 billion to $4.4 billion). The Company's writings of bulk insurance are in part sensitive to the volume of securitization transactions involving non-conforming loans. The Company's writings of bulk insurance are also sensitive to competition from other methods of providing credit enhancement in a securitization, including an execution in which the subordinate tranches in the securitization rather than mortgage insurance bear the first loss from mortgage defaults. Competition from such an execution in turn depends on, among other factors, the yield at which investors are willing to purchase tranches of the securitization that involve a higher degree of credit risk compared to the yield for tranches involving the lowest credit risk (the difference in such yields is referred to as the spread) and the amount of credit for losses that a rating agency will give to mortgage insurance, which may be affected by the agency's view of the outlook for the insurer's claims-paying ability. As the spread declines, competition from an execution in which the subordinate tranches bear the first loss increases. As a result of the sensitivities discussed above, bulk volume can vary materially from period to period.

The Company expects that the loans that are included in bulk transactions will have delinquency and claim rates in excess of those on the Company's flow business. The Company also expects that loans included in bulk transactions will have lower persistency than the Company's flow business, although the persistency of bulk loans at December 31 and September 30, 2003 was higher than the persistency of flow loans at those dates. The Company believes this is partially the result of the positive effect that pre-payment penalties had on bulk loan persistency as well as the historically unprecedented level of cancellations of flow business. While the Company believes it has priced its bulk business to generate acceptable returns, there can be no assurance that the assumptions underlying the premium rates adequately address the risk of this business.

Pool insurance

In addition to providing primary insurance coverage, the Company also insures pools of mortgage loans. New pool risk written during 2003 and 2002 was $862 million and $674 million, respectively. The Company's direct pool risk in force was $2.9 billion at December 31, 2003 and $2.6 billion at December 31, 2002. The risk amounts are contractual aggregate loss limits and, for the years ended December 31, 2003 and 2002, for $4.9 billion and $3.0 billion, respectively, of risk without such limits, risk is calculated at $192 million and $147 million, respectively, for new risk written and $353 million and $161 million, respectively, for risk in force, representing the estimated amount that would credit enhance these loans to a 'AA' level based on a rating agency model.

Net premiums written and earned

Net premiums written and net premiums earned increased in 2003 primarily as a result of a higher percentage of premiums on products with higher premium rates, principally on insurance written through the bulk channel.

Risk-sharing arrangements

Through September 30, 2003, approximately 53% of the Company's new insurance written on a flow basis was subject to captive mortgage reinsurance arrangements or risk sharing arrangements with the GSEs; this percentage is comparable to the percentage for the year ended December 31, 2002. (New insurance written through the bulk channel is not subject to such arrangements.) The percentage of new insurance written during a period covered by such arrangements normally increases after the end of the period because, among other reasons, the transfer of a loan in the secondary market can result in a mortgage insured during a period becoming part of such an arrangement in a subsequent period. Therefore, for 2003, the percentage of new insurance written covered by such arrangements is shown as of the end of the prior quarter. Premiums ceded in such arrangements are reported as ceded in the period in which they are ceded regardless of when the mortgage was insured.

A substantial portion of the Company's captive mortgage reinsurance arrangements is structured on an excess of loss basis. At the beginning of the second quarter of 2003 the Company stopped participating in certain excess of loss risk sharing arrangements on terms which are generally present in the market. The captive mortgage reinsurance programs of larger lenders generally are not consistent with the Company's position. The Company's position with respect to such risk sharing arrangements resulted in a reduction of business from such lenders and in a decline in the Company's flow market share in 2003 compared to 2002.

Investment income

Investment income in 2003 decreased due to a decrease in the average investment yield, offset by an increase in the amortized cost of average invested assets to $4.7 billion for 2003 from $4.2 billion for 2002, an increase of 12%. The portfolio's average pre-tax investment yield was 4.3% for 2003 and 4.7% for 2002. The portfolio's average after-tax investment yield was 3.8% for 2003 and 4.2% for 2002. The Company's net realized gains in 2003 and 2002 resulted primarily from the sale of fixed maturities.

Other revenue

The increase in other revenue is primarily the result of increased revenue from contract underwriting.

Joint ventures

The Company's equity in the earnings from the Sherman and C-BASS joint ventures with Radian Group Inc. ("Radian") and certain other joint ventures and investments, accounted for in accordance with the equity method of accounting, is shown separately, net of tax, on the Company's consolidated statement of operations. The increase in income from joint ventures from 2002 to 2003 is primarily the result of increased equity earnings from Sherman and C-BASS.

C-BASS, in which the Company and Radian each have an interest of approximately 46%, is a mortgage investment and servicing firm specializing in credit-sensitive single-family residential mortgage assets and residential mortgage-backed securities. C-BASS principally invests in whole loans (including subprime loans) and mezzanine and subordinated residential mortgage-backed securities backed by non-conforming residential mortgage loans. C-BASS's servicing operations, conducted through its Litton Loan Servicing subsidiary, principally consist of servicing loans on which C-BASS bears the credit risk. C-BASS's principal sources of revenues during the last three years were gains on securitization and liquidation of mortgage-related assets, servicing fees and net interest income (including accretion on mortgage securities), which revenue items were offset by unrealized losses. In individual periods the relative contribution of these sources to total revenues has varied. C-BASS's results of operations are affected by the timing of its securitization transactions. Virtually all of C-BASS's assets do not have readily ascertainable market values and, as a result, their value for financial statement purposes is estimated by the management of C-BASS based on, among other things, valuations provided by financing counterparties. The ultimate value of these assets is the net present value of their future cash flows, which depends on, among other things, the level of losses on the underlying mortgages and prepayment activity by the mortgage borrowers. Market value adjustments could impact C-BASS's results of operations and the Company's share of those results.

Total assets of C-BASS at December 31, 2003 and 2002 were approximately $3.181 billion and $1.754 billion, respectively. Total liabilities at December 31, 2003 and 2002 were approximately $2.711 billion and $1.385 billion, respectively, of which approximately $2.449 billion and $1.110 billion, respectively, was debt, virtually all of which matures within one-year or less. For the years ended December 31, 2003 and 2002, revenues of approximately $357 million and $311 million, respectively, and expenses of approximately $213 million and $173 million, respectively, resulted in income before tax of approximately $144 million and $138 million, respectively. The Company's investment in C-BASS on an equity basis at December 31, 2003 was $219.8 million.

Sherman is principally engaged in the business of purchasing and servicing delinquent consumer assets such as credit card loans and Chapter 13 bankruptcy debt. A substantial portion of Sherman's consolidated assets are investments in consumer receivable portfolios that do not have readily ascertainable market values. Sherman's results of operations are sensitive to estimates by Sherman's management of ultimate collections on these portfolios. Effective January 1, 2003, the Company and Radian each sold four percentage points of their respective interest in Sherman to Sherman's management for cash, reducing each company's interest in Sherman to 41.5%. The Company's investment in Sherman on an equity basis at December 31, 2003 was $63.7 million but is expected to decline at March 31,

2004 due to a distribution received during the first quarter of 2004.

Because C-BASS and Sherman are accounted for by the equity method, they are not consolidated with the Company and their assets and liabilities do not appear in the Company's balance sheet. The "investments in joint ventures" item in the Company's balance sheet reflects the amount of capital contributed by the Company to the joint ventures plus the Company's share of their comprehensive income (or minus its share of their comprehensive loss) and minus capital distributed to the Company by the joint ventures.

Losses

As discussed in "Critical Accounting Policies," consistent with industry practice, loss reserves for future claims are established only for loans that are currently delinquent. (The terms "delinquent" and "default" are used interchangeably by the Company.) Loss reserves are established by management's estimating the number of loans in the Company's inventory of delinquent loans that will not cure their delinquency (historically, a substantial majority of delinquent loans have cured), which is referred to as the claim rate, and further estimating the amount that the Company will pay in claims on the loans that do not cure, which is referred to as claim severity. Estimation of losses that the Company will pay in the future is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy and the current and future strength of local housing markets.

In 2003 net losses incurred were $766 million, $652 million pertained to current year loss development and $114 million pertained to prior years' loss development. On a quarterly basis in 2003, net losses incurred were $142.2 million, $173.1 million, $220.7 million and $230.0 million for the first through the fourth quarters, respectively. For the year net losses incurred increased by $400 million. This increase was principally the result of a higher number of delinquencies (both bulk and flow), increases in the estimates regarding how many delinquencies will eventually result in a claim and how much will be paid on claims, as well as an increase of $193 million in net losses paid. The average primary claim paid for 2003 was $22,925 compared to $20,115 for 2002. The Company expects that incurred losses in 2004 will increase over the level of 2003. The Company is not undertaking any obligation to provide an update of this expectation should it subsequently change.

Information about the composition of the primary insurance default inventory at December 2003 and 2002 appears in the table below.

	December 31, 2003	December 31, 2002
Total loans delinquent	86,372	73,648
Percentage of loans delinquent (default rate)	5.57%	4.45%
Flow loans delinquent	45,259	43,196
Percentage of flow loans delinquent (default rate)	3.76%	3.19%
Bulk loans delinquent	41,113	30,452
Percentage of bulk loans delinquent (default rate)	11.80%	10.09%
A-minus and subprime credit loans delinquent*	34,525	25,504
Percentage of A-minus and subprime credit loans delinquent (default rate)	14.14%	12.68%

* A portion of A-minus and subprime credit loans is included in flow loans delinquent and the remainder is included in bulk loans delinquent. Most A-minus and subprime credit loans are written through the bulk channel. A-minus loans have FICO credit scores of 575-619, as reported to MGIC at the time a commitment to insure is issued, and subprime loans have FICO credit scores of less than 575.

The pool notice inventory increased from 26,676 at December 31, 2002 to 28,135 at December 31, 2003.

Information about losses paid in 2003 and 2002 appears in the table below.

Net paid claims ($ millions)	Twelve months ended December 31, 2003	2002
Flow	$194	$117
Bulk	160	65
Second mortgage	30	24
Pool and other	50	35
	$434	$241

The Company has not written any new second mortgage risk for loans closing after 2001.

At December 31, 2003, 85% of MGIC's insurance in force was written subsequent to December 31, 2000. On the Company's flow business, the highest claim frequency years have typically been the third through fifth year after the year of loan origination. However, the pattern of claims frequency can be affected by many factors, including low persistency (which can have the effect of accelerating the period in the life of a book during which the highest claim frequency occurs) and deteriorating economic conditions (which can result in increasing claims following a period of declining claims). The Company expects the period of highest claims frequency on bulk loans will occur earlier than in the historical pattern on the Company's flow business.

Underwriting and other expenses

Among other items, the increase in underwriting and other expenses is attributable to increases in expenses related to insurance and contract underwriting activity. During 2003 and 2002 the company amortized $29.5 million and $25.9 million, respectively, of deferred insurance policy acquisition costs. See the discussion of deferred policy acquisition costs under "Critical Accounting Policies."

The consolidated insurance operations loss ratio was 56.1% for 2003 compared to 30.9% for 2002. The consolidated insurance operations expense and combined ratios were 14.1% and 70.2%, respectively, for 2003 compared to 14.8% and 45.7% for 2002.

Income taxes

The effective tax rate was 25.4% in 2003, compared to 29.5% in 2002. During both periods, the effective tax rate was below the statutory rate of 35%, reflecting the benefits of tax-preferenced investments. The lower effective tax rate in 2003 principally resulted from a higher percentage of total income before tax being generated from tax-preferenced investments. The Company expects the effective tax rate to be higher in 2004 due to reduced benefits from tax-preferenced investments.

2002 Compared with 2001

Net income for 2002 was $629.2 million, compared to $639.1 million in 2001, a decrease of 2%. Diluted earnings per share for 2002 was $6.04 compared with $5.93 in 2001. Adjusted weighted average diluted shares outstanding for the years ended December 31, 2002 and 2001 were 104.2 million and 107.8 million, respectively.

New primary insurance written

The amount of new primary insurance written by MGIC during 2002 was $92.5 billion, compared to $86.1 billion in 2001, an increase of $6.4 billion. New insurance written in the bulk channel declined $3.2 billion during 2002 compared to 2001. New insurance written on a flow basis increased $9.6 billion during 2002 compared to 2001, with refinance volume approximately equal in both years.

Cancellations and insurance in force

The $92.5 billion of new primary insurance written during 2002 was offset by the cancellation of $79.4 billion of insurance in force, and resulted in a net increase of $13.1 billion in primary insurance in force, compared to new primary insurance written of $86.1 billion, the cancellation of $62.4 billion of insurance in force and a net increase of $23.7 billion in primary insurance in force during 2001. Direct primary insurance in force was $197.0 billion at December 31, 2002 compared to $183.9 billion at December 31, 2001.

Cancellation activity increased during 2002 compared to the cancellation levels of 2001 principally due to the lower interest rate environment. MGIC's persistency rate (percentage of insurance remaining in force from one year prior) declined to 56.8% at December 31, 2002 from 61.0% at December 31, 2001.

Bulk transactions

New insurance written during 2002 for bulk transactions was $22.5 billion ($6.6 billion, $5.7 billion, $4.4 billion and $5.8 billion for the first through fourth quarters, respectively) compared to $25.7 billion during 2001.

In the first quarter of 2002, the Company entered into a preliminary agreement providing that new insurance written in 2002 through the bulk channel on Alt A, subprime and certain other loans would be subject to quota share reinsurance of approximately 15% provided by a third party reinsurer. The agreement was terminated on a cutoff basis effective October 1, 2002, relieving both parties of any further obligations.

Pool insurance

New pool risk written during 2002 and 2001 was $674 million and $412 million, respectively. The Company's direct pool risk in force was $2.6 billion at

December 31, 2002 and $2.0 billion at December 31, 2001.

Net premiums written and earned

The increases in net premiums written and earned were primarily a result of the growth in insurance in force and a higher percentage of premiums on products with higher premium rates, principally on insurance written through the bulk channel, offset in part by an increase in ceded premiums.

Risk sharing arrangements

Premiums ceded in captive mortgage reinsurance arrangements and in risk sharing arrangements with the GSEs increased by $39.0 million in 2002. Through December 31, 2002, approximately 53% of the Company's new insurance written on a flow basis was subject to such arrangements compared to 50% for the year ended December 31, 2001. (New insurance written through the bulk channel is not subject to such arrangements.)

Investment income

Investment income increased due to increases in the amortized cost of average invested assets to $4.2 billion for 2002 from $3.7 billion for 2001, offset by a decrease in the investment yield. The portfolio's average pre-tax investment yield was 4.7% for 2002 and 5.4% for 2001. The portfolio's average after-tax investment yield was 4.2% for 2002 and 4.6% for the same period in 2001. The Company's net realized gains in 2002 and 2001 resulted primarily from the sale of fixed maturities.

Other revenue

The increase in other revenue is primarily the result of increased revenue from contract underwriting.

Joint ventures

The increase in income from joint ventures from 2001 to 2002 is primarily the result of increased equity earnings from C-BASS and Sherman.

Total assets of C-BASS at December 31, 2002 and 2001 were approximately $1.754 billion and $1.288 billion, respectively. Total liabilities at December 31, 2002 and 2001 were approximately $1.385 billion and $1.006 billion, respectively, of which approximately $1.110 billion and $0.934 billion, respectively, were debt, virtually all of which matures within one-year or less. The remaining liabilities at those dates were related to interest rate hedging activities or were accrued expenses and other liabilities. For the years ended December 31, 2002 and 2001, revenues of approximately $311 million and $224 million, respectively, and expenses of approximately $173 million and $138 million, respectively, resulted in income before tax of approximately $138 million and $86 million, respectively.

Losses

Net losses incurred increased $204.9 million in 2002 after increasing $69.1 million in 2001. On a quarterly basis, net losses incurred were $59.7 million, $64.4 million, $101.1 million and $140.5 million for the first through the fourth quarters, respectively. The increase in 2002 was due to an increase in the primary notice inventory related to bulk default activity and defaults arising from the early development of the 2000 and 2001 flow books of business as well as an increase in losses paid. The average primary claim paid for 2002 was $20,115 compared to $18,607 for 2001.

Underwriting and other expenses

Interest expense increased primarily due to an increase in debt outstanding offset by lower weighted-average interest rates during 2002 compared to 2001.

During 2002 and 2001 the Company amortized $25.9 million and $22.2 million, respectively, of deferred insurance policy acquisition costs. The consolidated insurance operations loss ratio was 30.9% for 2002 compared to 15.4% for 2001. The consolidated insurance operations expense and combined ratios were 14.8% and 45.7%, respectively, for 2002 compared to 16.5% and 31.9% for 2001.

Income taxes

The effective tax rate was 29.5% in 2002, compared to 31.2% in 2001. During both periods the effective tax rate was below the statutory rate of 35%, reflecting the benefits of tax-preferenced investments. The lower effective tax rate in 2002 resulted from a higher percentage of total income before tax being generated from the tax-preferenced investments.

Other Matters

Under the Office of Federal Housing Enterprise Oversight's ("OFHEO") risk-based capital stress test for the GSEs, claim payments made by a private mortgage insurer on GSE loans are reduced below the amount provided by the mortgage insurance policy to reflect the risk that the insurer will fail to pay. Claim payments from an insurer whose claims-paying ability rating is 'AAA' are subject to a 3.5% reduction over the 10-year period of the stress test, while claim payments from a 'AA' rated insurer, such as MGIC, are subject to an 8.75% reduction. The effect of the differentiation among insurers is to require the GSEs to have additional capital for coverage on loans provided by a private mortgage insurer whose claims-paying rating is less than 'AAA.' As a result, there is an incentive for the GSEs to use private mortgage insurance provided by a 'AAA' rated insurer.

In December 2003 Standard & Poor's Rating Services ("S&P") announced that it lowered MGIC's financial strength rating to 'AA' from 'AA+' and the Company's long-term counterparty credit rating to 'A' from 'A+' "because of a weakening of MGIC's operating performance from a very strong to a strong level, as well as rising delinquencies. In addition, the level of risk in MGIC's book of business is increasing relative to its peers, in part due to the growth in its bulk in-force book, which has grown to about 25% of the total in-force." S&P said in its announcement that the outlook for MGIC's and the Company's ratings was stable. Shortly before S&P's announcement, Moody's Investors Service ("Moody's") and Fitch Ratings reaffirmed their respective 'Aa2' and 'AA+' financial strength ratings of MGIC.

Financial Condition

As of December 31, 2003, the Company had $137.7 million of short-term investments with maturities of 90 days or less, and 72% of the investment portfolio was invested in tax-preferenced securities. In addition, at December 31, 2003, based on book value, the Company's fixed income securities were approximately 99% invested in 'A' rated and above, readily marketable securities, concentrated in maturities of less than 15 years.

At December 31, 2003, the Company's derivative financial instruments in its investment portfolio were immaterial. The Company places its investments in instruments that meet high credit quality standards, as specified in the Company's investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, issuer and type of instrument. At December 31, 2003, the effective duration of the Company's fixed income investment portfolio was 5.2 years. This means that for an instantaneous parallel shift in the yield curve of 100 basis points there would be an approximate 5.2% change in the market value of the Company's fixed income portfolio.

Liquidity and Capital Resources

The Company's consolidated sources of funds consist primarily of premiums written and investment income. Positive cash flows are invested pending future payments of claims and other expenses. Cash-flow shortfalls, if any, could be funded through sales of short-term investments and other investment portfolio securities subject to insurance regulatory requirements regarding the payment of dividends to the extent funds were required by other than the seller. Substantially all of the investment portfolio securities are held by the Company's insurance subsidiaries.

The Company has a $285 million commercial paper program, which is rated 'A-1' by S&P and 'P-1' by Moody's. At December 31, 2003 and 2002, the Company had $100.0 million and $177.3 million in commercial paper outstanding with a weighted average interest rate of 1.18% and 1.46%, respectively.

The Company had a $285 million credit facility available at December 31, 2003 expiring in 2006. Under the terms of the credit facility, the Company must maintain shareholders' equity of at least $2.25 billion and MGIC must maintain a risk-to-capital ratio of not more than 22:1 and maintain policyholders position (which includes MGIC's surplus and its contingency reserve) of not less than the amount required by Wisconsin insurance regulation. At December 31, 2003, the Company met these requirements. The facility is currently being used as a liquidity back-up facility for the outstanding commercial paper. The remaining credit available under the facility after reduction for the amount necessary to support the commercial paper was $185.0 million at December 31, 2003.

The Company had $300 million, 7.5% Senior Notes due in 2005 and $200 million, 6% Senior Notes due in 2007 outstanding at December 31, 2003 and 2002. At December 31, 2003 and 2002, the market value of the outstanding debt was $644.3 million and $721.9 million, respectively.

In May 2002, a swap designated as a cash flow hedge was amended to coincide with the credit facility. Under the terms of the swap contract, the Company pays a fixed rate of 5.43% and receives an interest rate based on LIBOR. The swap has an expiration date coinciding with the maturity of the credit facility and is designated as a cash flow hedge. The cash flow swap outstanding at December 31, 2003 and 2002 is evaluated quarterly using regression analysis with any ineffectiveness being recorded as an expense. To date this evaluation has not resulted in any hedge ineffectiveness. Swaps are subject to credit risk to the extent the counterparty would be unable to discharge its obligations under the swap agreements.

Amortization expense on the interest rate swaps during 2003 and 2002 of approximately $3.4 million and $1.8 million, respectively, were included in interest expense. Gains or losses arising from the amendment or termination of previously held interest rate swaps are deferred and amortized to interest expense over the life of the hedged items.

The commercial paper, back-up credit facility and the Senior Notes are obligations of the Company and not of its subsidiaries. The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. As the result of an extraordinary dividend paid by MGIC in March 2003, MGIC cannot pay any dividends without the approval of the Office of the Commissioner of Insurance of the State of Wisconsin (the "OCI") until March 27, 2004. The first paragraph of Note 11 of the Notes to the Company's Consolidated Financial Statements included elsewhere in this document discusses the regulations of the OCI governing the payment of dividends without approval of the OCI.

During 2003, the Company repurchased 2.3 million shares of Common Stock at a cost of $94.1 million. At December 31, 2003, the Company had authority covering the purchase of an additional 7.6 million shares. From mid-1997 through December 31, 2003, the Company has repurchased 23.7 million shares at a cost of $1.2 billion. Funds for the shares repurchased by the Company since mid-1997 have been provided through a combination of debt, including the Senior Notes and the commercial paper, and internally generated funds.

The Company's principal exposure to loss is its obligation to pay claims under MGIC's mortgage guaranty insurance policies. At December 31, 2003, MGIC's direct (before any reinsurance) primary and pool risk in force (which is the unpaid principal balance of insured loans as reflected in the Company's records multiplied by the coverage percentage, and taking account of any loss limit) was approximately $56.1 billion. In addition, as part of its contract underwriting activities, the Company is responsible for the quality of its underwriting decisions in accordance with the terms of the contract underwriting agreements with customers. Through December 31, 2003, the cost of remedies provided by the Company to customers for failing to meet the standards of the contracts has not been material. However, the decreasing trend of home mortgage interest rates over the last several years may have mitigated the effect of some of these costs since the general effect of lower interest rates can be to increase the value of certain loans on which remedies are provided. There can be no assurance that contract underwriting remedies will not be material in the future.

The Company's consolidated risk-to-capital ratio was 9.4:1 at December 31, 2003 compared to 9.7:1 at December 31, 2002. The decrease was due to an increase in capital of $0.3 billion, during 2003.

The risk-to-capital ratios set forth above have been computed on a statutory basis. However, the methodology used by the rating agencies to assign claims-paying ability ratings permits less leverage than under statutory requirements. As a result, the amount of capital required under statutory regulations may be lower than the capital required for rating agency purposes. In addition to capital adequacy, the rating agencies consider other factors in determining a mortgage insurer's claims-paying rating, including its historical and projected operating performance, business outlook, competitive position, management and corporate strategy. See the last paragraph under "Other Matters" above for a recent announcement by S&P regarding the claims-paying ability rating of MGIC.

For certain material risks of the Company's business, see "Risk Factors" below.

Contractual Obligations

At December 31, 2003, the approximate future payments under the contractual obligations of the Company of the type described in the table below are as follows:

Contractual Obligations ($ millions)	Payments Due by Period Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-Term Debt Obligations	$ 500	$ –	$ 300	$ 200	$ –
Operating Lease Obligations	14	6	6	2	–
Purchase Obligations	4	3	1	–	–
Other Long-Term Liabilities	–	–	–	–	–
Total	$ 518	$ 9	$ 307	$ 202	$ –

The Company's long-term debt obligations consist of $300 million, 7.5% Senior Notes due in 2005 and $200 million, 6% Senior Notes due in 2007, as discussed in "Note 5 – Short- and long-term debt" to the Company's consolidated financial statements and under "Liquidity and Capital Resources" above. The Company's operating lease obligations include operating leases on certain office space, data processing equipment and autos, as discussed in "Note 12 – Leases" to the Company's consolidated financial statements.

The Company's purchase obligations include obligations to purchase computer software, home office furniture and equipment.

Critical Accounting Policies

The Company believes that the accounting policies described below involved significant judgments and estimates used in the preparation of its consolidated financial statements.

Loss reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred on notices of default not yet reported by the lender. Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default. Reserves are established by management using estimated claims rates and claims amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported ("IBNR") reserves referred to above result from defaults occurring prior to the close of an accounting period, but which have not been reported to the Company by the lender. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process.

Revenue recognition

When the policy term ends, the primary mortgage insurance written by the Company is renewable at the insured's option through continued payment of the premium in accordance with the schedule established at the inception of the policy term. The Company has no ability to reunderwrite or reprice these policies after issuance. Premiums written under policies having single and annual premium payments are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as the monthly coverage is provided.

Fee income of the non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay.

Deferred insurance policy acquisition costs

Costs associated with the acquisition of mortgage insurance policies, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs ("DAC"). DAC arising from each book of business is charged against revenue in the same proportion that the underwriting profit for the period of the charge bears to the total underwriting profit over the life of the policies. The underwriting profit and the life of the policies are estimated and are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key assumptions such as loss development. Interest is accrued on the unamortized balance of DAC.

Risk Factors

The Company's revenues and losses could be affected by the risk factors discussed below, which are an integral part of Management's Discussion and Analysis. These factors may also cause actual results to differ materially from the results contemplated by forward looking statements that the Company may make. Forward looking statements consist of statements which relate to matters other than historical fact. Among others, statements that include words such as the Company "believes," "anticipates" or "expects," or words of similar import, are forward looking statements. The Company is not undertaking any obligation to update any forward looking statements in this Management's Discussion and Analysis.

As the domestic economy deteriorates, more homeowners may default and the Company's losses may increase.

Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values.

The mix of business the Company writes also affects the likelihood of losses occurring. In recent years, a greater percentage of the Company's volume than in the past has included segments that the Company views as having a higher probability of claim, including loans with LTV ratios over 95%, FICO credit scores below 620 or limited underwriting, including limited borrower documentation. A mid-February 2004 mortgage finance forecast of the Mortgage Bankers Association projects that quarterly mortgage originations in the United States are expected to decline materially in 2004 compared to 2003. In response to lower national origination volume, mortgage lenders may seek to maintain their own volume through a greater focus on lending to borrowers in segments that the Company views as having a higher probability of claim.

About 8% of the Company's risk in force written through the flow channel, and somewhat more than half of the Company's risk in force written through the bulk channel, consists of ARMs. The Company believes that during a prolonged period of rising interest rates claims on ARMs would be substantially higher than for fixed rate loans, although the performance of ARMs has not been tested in such an environment.

The performance of the servicing function on a mortgage loan, particularly a subprime loan, can affect the likelihood that the loan will default as well as the loss resulting from a default. The Company believes Fairbanks Capital Corp. ("Fairbanks") is the servicer of approximately 1.5% of the loans insured by the Company and approximately 6.2% of the loans insured by the Company written through the bulk channel (a substantial number of which are subprime). The servicer ratings assigned to Fairbanks by Moody's and S&P were downgraded during the second quarter of 2003 from "strong" to "below average" (or their equivalents) due in part to concerns expressed by those rating agencies about Fairbanks' regulatory compliance and operational controls.

Competition or changes in the Company's relationships with its customers could reduce the Company's revenues or increase its losses.

Competition for private mortgage insurance premiums occurs not only among private mortgage insurers but also with mortgage lenders through captive mortgage reinsurance transactions. In these transactions, a lender's affiliate reinsures a portion of the insurance written by a private mortgage insurer on mortgages originated or serviced by the lender.

A substantial portion of the Company's captive mortgage reinsurance arrangements are structured on an excess of loss basis. At the beginning of the second quarter of 2003 the Company stopped participating in certain excess of loss risk sharing arrangements on terms which are generally present in the market. The captive mortgage reinsurance programs of larger lenders generally are not consistent with the Company's position. The Company's position with respect to such risk sharing arrangements resulted in a reduction of business from such lenders and a decline in the Company's flow market share in 2003 compared to 2002.

The level of competition within the private mortgage insurance industry has also increased as many large mortgage lenders have reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders. The Company's top ten customers generated 27.0% of the new primary insurance that it wrote on a flow basis in 1997 compared to 39.5% in 2002 and 33.1% in 2003. The share of the Company's top ten customers declined in 2003 as a result of the Company's position on captive mortgage reinsurance referred to above.

Our private mortgage insurance competitors include:

- PMI Mortgage Insurance Company
- GE Capital Mortgage Insurance Corporation
- United Guaranty Residential Insurance Company
- Radian Guaranty Inc.
- Republic Mortgage Insurance Company
- Triad Guaranty Insurance Corporation
- CMG Mortgage Insurance Company

AGC Holdings Limited, a company whose mortgage insurance business was primarily reinsurance, recently announced that it intended to write mortgage guaranty insurance on a direct basis.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.

In each year, most of the Company's premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force (which is also generally referred to as persistency) is an important determinant of revenues. The factors affecting the length of time the Company's insurance remains in force include:

- the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

- mortgage insurance cancellation policies of mortgage investors along with the rate of home price appreciation experienced by the homes underlying the mortgages in the insurance in force.

During the 1990s, the Company's year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. At December 31, 2003 persistency was at 47.1%. Over the past several years, refinancing has become easier to accomplish and less costly for many consumers. Hence, even in an interest rate environment favorable to persistency improvement, the Company does not expect persistency will approach its December 31,1990 level.

If the volume of low-down-payment home mortgage originations declines, the amount of insurance that the Company writes could decline which would reduce the Company's revenues.

The factors that affect the volume of low-down-payment mortgage originations include:

- the level of home mortgage interest rates,

- the health of the domestic economy as well as conditions in regional and local economies,

- housing affordability,

- population trends, including the rate of household formation,

- the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance, and

- government housing policy encouraging loans to first-time homebuyers.

In general, the majority of the underwriting profit (premium revenue minus losses) that a book of mortgage insurance generates occurs in the early years of the book, with the largest portion of the underwriting profit realized in the first year. Subsequent years of a book generally result in modest underwriting profit or underwriting losses. This pattern of results occurs because relatively few of the claims that a book will ultimately experience occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as persistency decreases due to loan prepayments, and higher losses.

If all other things were equal, a decline in new insurance written in a year that followed a number of years of higher volume could result in a lower contribution to the mortgage insurer's overall results. This effect may occur because the older books will be experiencing declines in revenue and increases in losses with a lower amount of underwriting profit on the new book available to offset these results.

Whether such a lower contribution would in fact occur depends in part on the extent of the volume decline. Even with a substantial decline in volume, there may be offsetting factors that could increase the contribution in the current year. These offsetting factors include higher persistency and a mix of business with higher average premiums, which could have the effect of increasing revenues, and improvements in the economy, which could have the effect of reducing losses. In addition, the effect on the insurer's overall results from such a lower contribution may be offset by decreases in the mortgage insurer's expenses that are unrelated to claim or default activity, including those related to lower volume.

The Company's new insurance written during 2001 – 2003 was $86.1 billion, $92.5 billion and $96.8 billion, respectively. Consistent with a mid-February 2004 mortgage finance forecast of the Mortgage Bankers Association, which projects that quarterly mortgage originations in the United States are expected to decline materially in 2004 compared to 2003, the Company expects new insurance written in 2004 will be materially lower than in 2003.

The amount of insurance the Company writes could be adversely affected if lenders and investors select alternatives to private mortgage insurance.

These alternatives to private mortgage insurance include:

- lenders structuring mortgage originations to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10% loan-to-value ratio (referred to as an 80-10-10 loan) rather than a first mortgage with a 90% loan-to-value ratio,

- investors holding mortgages in portfolio and self-insuring,

- investors using credit enhancements other than private mortgage insurance or using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, and

- lenders using government mortgage insurance programs, including those of the Federal Housing Administration and the Veterans Administration.

While no data is publicly available, the Company believes that 80-10-10 loans remain a significant percentage of mortgage originations.

Changes in the business practices of Fannie Mae and Freddie Mac could reduce the Company's revenues or increase its losses.

The business practices of Fannie Mae and Freddie Mac affect the entire relationship between them and mortgage insurers and include:

- the level of private mortgage insurance coverage, subject to the limitations of Fannie Mae and Freddie Mac's charters, when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,

- whether Fannie Mae or Freddie Mac influence the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,

- whether Fannie Mae or Freddie Mac will give mortgage lenders an incentive, such as a reduced guaranty fee, to select a mortgage insurer that has a 'AAA' claims-paying ability rating to benefit from the lower capital requirements for Fannie Mae and Freddie Mac when a mortgage is insured by a company with that rating,

- the underwriting standards that determine what loans are eligible for purchase by Fannie Mae or Freddie Mac, which thereby affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,

- the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and

- the circumstances in which mortgage servicers must perform activities intended to avoid or mitigate loss on insured mortgages that are delinquent.

The mortgage insurance industry is subject to litigation risk.

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. In recent years, seven mortgage insurers, including the Company's MGIC subsidiary, have been involved in litigation alleging violations of the Real Estate Settlement Procedures Act, which is commonly known as RESPA. MGIC's settlement of litigation against it under RESPA became final in October 2003. There can be no assurance that MGIC will not be subject to future litigation under RESPA.

In March 2003 an action against MGIC was filed in Federal District Court in Orlando, Florida seeking certification of a nationwide class of consumers who were required to pay for private mortgage insurance written by MGIC and whose loans were insured at less than MGIC's "best available rate" based on credit scores obtained by MGIC. (A portion of MGIC's A minus and subprime premium rates are based in part on the credit score of the borrower.) The action alleges that the Federal Fair Credit Reporting Act ("FCRA") requires a notice to borrowers of such "adverse action" and that MGIC has violated FCRA by failing to give such notice. The action seeks statutory damages (which in the case of willful violations, in addition to punitive damages, may be awarded in an amount of $100 to $1,000 per class member) and/or actual damages of the persons in the class, and attorneys' fees, as well as declaratory and injunctive relief. The action also alleges that the failure to give notice to borrowers in Florida in the circumstances alleged is a violation of Florida's Unfair and Deceptive Acts and Practices Act and seeks declaratory and injunctive relief for such violation. In December 2003, the Court denied MGIC's motion seeking dismissal of the portion of the case covering damages under FCRA but dismissed the remainder of the case. There can be no assurance that the outcome of the litigation will not materially affect the Company's financial position or results of operations. Similar actions have been filed against five other mortgage insurers.

Net premiums written could be adversely affected if a proposed regulation by the Department of Housing and Urban Development under the Real Estate Settlement Procedures Act is adopted.

The regulations of the Department of Housing and Urban Development under the Real Estate Settlement Procedures Act prohibit paying lenders for the referral of settlement services, including mortgage insurance, and prohibit lenders from receiving such payments. In July 2002, the Department of Housing and Urban Development proposed a regulation that would exclude from these anti-referral fee provisions settlement services included in a package of settlement services offered to a borrower at a guaranteed price. If mortgage insurance is required on a loan, the package must include any mortgage insurance premium paid at settlement. Although certain state insurance regulations prohibit an insurer's payment of referral fees, adoption of this regulation by the Department of Housing and Urban Development could adversely affect the Company's revenues to the extent that lenders offered such packages and received value from the Company in excess of what they could have received were the anti-referral fee provisions of the Real Estate Settlement Procedures Act to apply and if such state regulations were not applied to prohibit such payments.

Consolidated Statements of Operations

	2003	2002	2001
	(In thousands of dollars, except per share data)		
REVENUES:			
Premiums written:			
Direct	**$ 1,482,349**	$ 1,292,283	$ 1,101,160
Assumed	**97**	336	516
Ceded (note 7)	**(117,815)**	(114,664)	(65,323)
Net premiums written	**1,364,631**	1,177,955	1,036,353
Decrease in unearned premiums	**1,380**	4,143	5,914
Net premiums earned (note 7)	**1,366,011**	1,182,098	1,042,267
Investment income, net of expenses (note 4)	**202,881**	207,516	204,393
Realized investment gains, net (note 4)	**36,862**	29,113	37,352
Other revenue	**79,657**	65,836	30,448
Total revenues	**1,685,411**	1,484,563	1,314,460
LOSSES AND EXPENSES:			
Losses incurred, net (notes 6 and 7)	**766,028**	365,752	160,814
Underwriting and other expenses	**302,473**	265,633	234,494
Interest expense	**41,113**	36,776	30,623
Total losses and expenses	**1,109,614**	668,161	425,931
Income before tax and joint ventures	**575,797**	816,402	888,529
Provision for income tax (note 10)	**146,027**	240,971	277,590
Income from joint ventures, net of tax	**64,109**	53,760	28,198
Net income	**$ 493,879**	$ 629,191	$ 639,137
Earnings per share (note 11):			
Basic	**$ 5.00**	$ 6.07	$ 5.98
Diluted	**$ 4.99**	$ 6.04	$ 5.93

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

	2003	2002
	(In thousands of dollars)	
ASSETS		
Investment portfolio (note 4):		
Securities, available-for-sale, at fair value:		
Fixed maturities	**$ 5,059,147**	$ 4,613,462
Equity securities	**8,280**	10,780
Short-term investments	**137,734**	102,230
Total investment portfolio (amortized cost, 2003 – $4,977,100; 2002 – $4,466,183)	**5,205,161**	4,726,472
Cash	**23,612**	11,041
Accrued investment income	**59,588**	58,432
Reinsurance recoverable on loss reserves (note 7)	**18,074**	21,045
Prepaid reinsurance premiums (note 7)	**7,528**	8,180
Premiums receivable	**122,290**	97,751
Home office and equipment, net	**36,722**	35,962
Deferred insurance policy acquisition costs	**32,613**	31,871
Investments in joint ventures (note 8)	**308,213**	240,085
Other assets	**103,586**	69,464
Total assets	**$ 5,917,387**	$ 5,300,303
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Loss reserves (notes 6 and 7)	**$ 1,061,788**	$ 733,181
Unearned premiums (note 7)	**168,137**	170,167
Short- and long-term debt (note 5)	**599,680**	677,246
Income taxes payable	**118,126**	133,843
Other liabilities	**172,754**	190,674
Total liabilities	**2,120,485**	1,905,111
Contingencies (note 13)		
Shareholders' equity (note 11):		
Common stock, $1 par value, shares authorized 300,000,000; shares issued 2003 – 121,587,417; 2002 – 121,418,637 outstanding 2003 – 98,412,844; 2002 – 100,251,444	**121,587**	121,419
Paid-in capital	**238,496**	232,950
Members' equity	**989**	380
Treasury stock (shares at cost 2003 – 23,174,573; 2002 – 21,167,193	**(1,115,969)**	(1,035,858)
Accumulated other comprehensive income – net of tax (note 2)	**140,651**	147,908
Retained earnings (note 11)	**4,411,148**	3,928,393
Total shareholders' equity	**3,796,902**	3,395,192
Total liabilities and shareholders' equity	**$ 5,917,387**	$ 5,300,303

See accompanying notes to consolidated financial statements.

MGIC Investment Corporation & Subsidiaries
Years Ended December 31, 2003, 2002 and 2001

Consolidated Statements of Shareholders' Equity

	Common stock	Paid-in surplus	Members' equity	Treasury stock	Accumulated other comprehensive income (note 2)	Retained earnings	Comprehensive income
				(In thousands of dollars)			
Balance, December 31, 2000	$ 121,111	$ 207,882	$ –	$ (621,033)	$ 75,814	$ 2,681,108	
Net income	–	–	–	–	–	639,137	$ 639,137
Change in unrealized investment gains and losses, net	–	–	–	–	(21,351)	–	(21,351)
Unrealized gain (loss) on derivatives, net	–	–	–	–	(7,819)	–	(7,819)
Comprehensive income	–	–	–	–	–	–	$ 609,967
Dividends declared	–	–	–	–	–	(10,685)	
Repurchase of outstanding common shares	–	–	–	(73,488)	–	–	
Reissuance of treasury stock	–	6,158	–	23,353	–	–	
Balance, December 31, 2001	$ 121,111	$ 214,040	$ –	$ (671,168)	$ 46,644	$ 3,309,560	
Net income	–	–	–	–	–	629,191	$ 629,191
Change in unrealized investment gains and losses, net	–	–	–	–	114,724	–	114,724
Unrealized gain (loss) on derivatives, net	–	–	–	–	(442)	–	(442)
Minimum pension liability adjustment, net	–	–	–	–	(13,018)	–	(13,018)
Comprehensive income	–	–	–	–	–	–	$ 730,455
Change in members' equity	–	–	380	–	–	–	
Dividends declared	–	–	–	–	–	(10,358)	
Common stock shares issued	308	16,101	–	–	–	–	
Repurchase of outstanding common shares	–	–	–	(373,281)	–	–	
Reissuance of treasury stock	–	2,809	–	8,591	–	–	
Balance, December 31, 2002	$ 121,419	$ 232,950	$ 380	$ (1,035,858)	$ 147,908	$ 3,928,393	
Net income	–	–	–	–	–	493,879	$ 493,879
Change in unrealized investment gains and losses, net (note 4)	–	–	–	–	(20,948)	–	(20,948)
Unrealized gain (loss) on derivatives, net (note 5)	–	–	–	–	2,494	–	2,494
Minimum pension liability adjustment, net (note 9)	–	–	–	–	13,018	–	13,018
Change in members' equity	–	–	609	–	–	–	
Dividends declared	–	–	–	–	–	(11,124)	
Common stock shares issued	168	7,479	–	–	–	–	
Repurchase of outstanding common shares	–	–	–	(94,133)	–	–	
Reissuance of treasury stock	–	(1,933)	–	14,022	–	–	
Other	–	–	–	–	(1,821)	–	(1,821)
Comprehensive income	–	–	–	–	–	–	$ 486,622
Balance, December 31, 2003	**$ 121,587**	**$ 238,496**	**$ 989**	**$ (1,115,969)**	**$ 140,651**	**$ 4,411,148**	

See accompanying notes to consolidated financial statements.

MGIC Investment Corporation & Subsidiaries
Years Ended December 31, 2003, 2002 and 2001

Consolidated Statements of Cash Flows

	2003	2002	2001
		(In thousands of dollars)	
Cash flows from operating activities:			
Net income	$ **493,879**	$ 629,191	$ 639,137
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of deferred insurance policy	**29,455**	25,862	22,233
Capitalized deferred insurance policy acquisition costs	**(30,197)**	(25,606)	(28,521)
Depreciation and other amortization	**21,224**	12,292	8,281
Increase (decrease) in accrued investment income	**(1,156)**	604	(7,617)
Decrease in reinsurance recoverable on loss reserves	**2,971**	5,843	6,338
Decrease in prepaid reinsurance premiums	**652**	235	265
Increase in loss reserves	**328,607**	119,517	4,118
Decrease in unearned premiums	**(2,030)**	(4,378)	(6,179)
Equity earnings in joint ventures	**(91,997)**	(81,240)	(28,097)
Other	**(64,772)**	(68,990)	16,161
Net cash provided by operating activities	**686,636**	613,330	626,119
Cash flows from investing activities:			
Purchase of equity securities	–	–	(71)
Purchase of fixed maturities	**(3,822,762)**	(2,804,029)	(2,801,654)
Investments in joint ventures	**(7,769)**	(17,528)	(15,000)
Proceeds from sale of equity securities	**1,798**	12,465	1,685
Proceeds from sale or maturity of fixed maturities	**3,369,142**	2,287,018	2,213,289
Net cash used in investing activities	**(459,591)**	(522,074)	(601,751)
Cash flows from financing activities:			
Dividends paid to shareholders	**(11,124)**	(10,358)	(10,685)
Proceeds from issuance of long-term debt	–	199,992	35,200
Repayment of long-term debt	–	–	(133,384)
Net (repayment of)/proceeds from short-term debt	**(78,873)**	2,095	170,321
Reissuance of treasury stock	**305**	6,179	16,830
Repurchase of common stock	**(94,134)**	(373,070)	(73,488)
Common stock shares issued	**4,856**	10,825	–
Net cash (used in) provided by financing activities	**(178,970)**	(164,337)	4,794
Net increase (decrease) in cash and cash equivalents	**48,075**	(73,081)	29,162
Cash and cash equivalents at beginning of year	**113,271**	186,352	157,190
Cash and cash equivalents at end of year	$ **161,346**	$ 113,271	$ 186,352

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. *Nature of business*

MGIC Investment Corporation ("Company") is a holding company which, through Mortgage Guaranty Insurance Corporation ("MGIC") and several other subsidiaries, is principally engaged in the mortgage insurance business. The Company provides mortgage insurance to lenders throughout the United States and to government-sponsored entities to protect against loss from defaults on low-down-payment residential mortgage loans. Through certain other non-insurance subsidiaries, the Company also provides various services for the mortgage finance industry, such as contract underwriting and portfolio analysis and retention.

At December 31, 2003, the Company's direct primary insurance in force (representing the principal balance in the Company's records of all mortgage loans that it insures) and direct primary risk in force (representing the insurance in force multiplied by the insurance coverage percentage), excluding MGIC Indemnity Corporation ("MIC") was approximately $189.6 billion and $48.7 billion, respectively. In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. The Company's direct pool risk in force at December 31, 2003 was approximately $2.9 billion. MGIC's direct primary insurance in force, direct primary risk in force and direct pool risk in force was approximately $0.2 billion, $0.1 billion and $0.2 billion, respectively, at December 31, 2003.

2. *Basis of presentation and summary of significant accounting policies*

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). In accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of MGIC Investment Corporation and its majority-owned subsidiaries. All intercompany transactions have been eliminated. The Company's 45.9% investment in Credit-Based Asset Servicing and Securitization LLC ("C-BASS") and 41.5% investment in Sherman Financial Group LLC, ("Sherman"), which are joint ventures with Radian Group Inc., are accounted for using the equity method of accounting and recorded on the balance sheet as investments in joint ventures. The Company has certain other joint ventures and investments, accounted for in accordance with the equity method of accounting, of an immaterial amount. The Company's equity in the earnings of these joint ventures is shown separately, net of tax, on the statement of operations. (See note 8.)

Investments

The Company categorizes its investment portfolio according to its ability and intent to hold the investments to maturity. Investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for-sale and are reported at fair value and the related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders' equity. The Company's entire investment portfolio is classified as available-for-sale. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

The Company completes a quarterly review of invested assets for evidence of other than temporary impairments. A cost basis adjustment and realized loss will be taken on invested assets whose value decline is deemed to be other than temporary. Additionally, for investments written down, income accruals will be stopped absent evidence that payment is likely and an assessment of the collectability of previously accrued income made. Factors used in determining investments whose value decline may be considered other than temporary include the following:

- Investments with a market value <80% of amortized costs

- For fixed income and preferred stocks, declines in credit ratings to below investment grade from appropriate rating agencies
- Other securities which are under pressure due to market constraints or event risk
- Intention of management to hold fixed income securities to maturity

There were no other than temporary asset impairment charges for the periods ending December 31, 2003, 2002 and 2001.

Home office and equipment

Home office and equipment is carried at cost net of depreciation. For financial statement reporting purposes, depreciation is determined on a straight-line basis for the home office, equipment and data processing hardware over estimated lives of 45, 5 and 3 years, respectively. For income tax purposes, the Company uses accelerated depreciation methods.

Home office and equipment is shown net of accumulated depreciation of $42.6 million, $38.6 million and $34.9 million at December 31, 2003, 2002 and 2001, respectively. Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $4.9 million, $5.5 million and $4.9 million, respectively.

Deferred insurance policy acquisition costs

Costs associated with the acquisition of mortgage insurance business, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs ("DAC"). Because Statement of Financial Accounting Standards ("SFAS") No. 60, Accounting and Reporting by Insurance Enterprises, specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of DAC, amortization of these costs for each underwriting year book of business is charged against revenue in proportion to estimated gross profits over the estimated life of the policies using the guidance of SFAS No. 97, Accounting and Reporting by Insurance Enterprises For Certain Long Duration Contracts and Realized Gains and Losses From the Sale of Investments. This includes accruing interest on the unamortized balance of DAC. The estimates for each underwriting year are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key assumptions such as persistency or loss development.

During 2003, 2002 and 2001, the Company amortized $29.5 million, $25.9 million and $22.2 million, respectively, of deferred insurance policy acquisition costs.

Loss reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred on notices of default not yet reported by the lender. Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default. Reserves are established by management using estimated claims rates and claims amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported ("IBNR") reserves result from defaults occurring prior to the close of an accounting period, but which have not been reported to the Company. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process. (See note 6.)

Revenue recognition

The insurance subsidiaries write policies which are guaranteed renewable contracts at the insured's option on a single, annual or monthly premium basis. The insurance subsidiaries have no ability to reunderwrite or reprice these contracts. Premiums written on a single premium basis and an annual premium basis are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as coverage is provided.

Fee income of the non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay.

Income taxes

The Company and its subsidiaries file a consolidated federal income tax return. A formal tax sharing agreement exists between the Company and its subsidiaries. Each subsidiary determines income taxes based upon the utilization of all tax deferral elections available. This assumes tax and loss bonds are purchased and held to the extent they would have been purchased and held on a separate company basis since the tax sharing agreement provides that the redemption or nonpurchase of such bonds shall not increase such member's separate taxable income and tax liability on a separate company basis.

Federal tax law permits mortgage guaranty insurance companies to deduct from taxable income, subject to certain limitations, the amounts added to contingency loss reserves. Generally, the amounts so deducted must be included in taxable income in the tenth subsequent year. The deduction is allowed only to the extent that U.S. government non-interest bearing tax and loss bonds are purchased and held in an amount equal to the tax benefit attributable to such deduction. The Company accounts for these purchases as a payment of current federal income taxes.

Deferred income taxes are provided under the liability method, which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate. (See note 10.)

Benefit plans

The Company has a noncontributory defined benefit pension plan covering substantially all employees. Retirement benefits are based on compensation and years of service. The Company recognizes these retirement benefit costs over the period during which employees render the service that qualifies them for benefits. The Company's policy is to fund pension cost as required under the Employee Retirement Income Security Act of 1974. (See note 9.)

The Company accrues the estimated costs of retiree medical and life benefits over the period during which employees render the service that qualifies them for benefits. The Company offers both medical and dental benefits for retired employees and their spouses. Benefits are generally funded on a pay-as-you-go basis. The cost to the Company was not significant in 2003, 2002 and 2001. (See note 9.)

Stock-based compensation

The Company has certain stock-based compensation plans. (See note 11.) Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, prospectively to all employee awards granted or modified on or after January 1, 2003. The adoption of SFAS No. 123 did not have a material effect on the Company's results of operations or its financial position. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which generally corresponds to the vesting period. Awards under the Company's plans generally vest over periods ranging from one to five years. The cost related to stock-based employee compensation included in the determination of net income for 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123. The following table illustrates the effect on net income and earnings per share if the fair value method had been applied to all outstanding and unvested awards in each period.

	Years Ended December 31,		
	2003	2002	2001
	(In thousands of dollars, expect per share data)		
Net income, as reported	$ 493,879	$ 629,191	$ 639,137
Add stock-based employee compensation expense included in reported net income, net of tax	4,146	2,610	2,038
Deduct stock-based employee compensation expense, determined under the fair value method for all awards, net of tax	(10,503)	(12,425)	(13,483)
Pro forma net income	$ 487,522	$ 619,376	$ 627,692
Earnings per share:			
Basic, as reported	$ 5.00	$ 6.07	$ 5.98
Basic, pro forma	$ 4.94	$ 5.97	$ 5.87
Diluted, as reported	$ 4.99	$ 6.04	$ 5.93
Diluted, pro forma	$ 4.92	$ 5.94	$ 5.82

Reinsurance

Loss reserves and unearned premiums are reported before taking credit for amounts ceded under reinsurance treaties. Ceded loss reserves are reflected as "Reinsurance recoverable on loss reserves." Ceded unearned premiums are reflected as "Prepaid reinsurance premiums." The Company remains contingently liable for all reinsurance ceded. (See note 7.)

Earnings per share

The Company's basic and diluted earnings per share ("EPS") have been calculated in accordance with SFAS No. 128, Earnings Per Share. The Company's net income is the same for both basic and diluted EPS. Basic EPS is based on the weighted-average number of common shares outstanding. Diluted EPS is based on the weighted-average number of common shares outstanding and common stock equivalents which would arise from the exercise of stock options. The following is a reconciliation of the weighted-average number of shares used for basic EPS and diluted EPS. (See note 11.)

	Years Ended December 31,		
	2003	2002	2001
	(Shares in thousands)		
Weighted-average shares – Basic	98,776	103,725	106,941
Common stock equivalents	246	489	854
Weighted-average shares – Diluted	99,022	104,214	107,795

Statement of cash flows

For purposes of the consolidated statement of cash flows, the Company considers short-term investments with original maturities of three months or less to be cash equivalents.

Comprehensive income

The Company's total comprehensive income, as calculated per SFAS No. 130, Reporting Comprehensive Income, was as follows:

	Years Ended December 31,		
	2003	2002	2001
	(In thousands of dollars)		
Net income	$ 493,879	$ 629,191	$ 639,137
Other comprehensive (loss) income	(7,257)	101,264	(29,170)
Total comprehensive income	$ 486,622	$ 730,455	$ 609,967
Other comprehensive income (loss) (net of tax):			
Cumulative effect – SFAS No. 133)	$ N/A	$ N/A	$ (5,982)
Net derivative gains (losses)	1,412	(1,524)	(2,919)
Amortization of deferred losses	1,082	1,082	1,082
Change in unrealized gains and losses on investments	(20,948)	114,724	(21,351)
Minimum pension liability adjustment	13,018	(13,018)	–
Other	(1,821)	–	–
Other comprehensive (loss) income	$ (7,257)	$ 101,264	$ (29,170)

The difference between the Company's net income and total comprehensive income for the years ended December 31, 2003, 2002 and 2001 is due to the change in unrealized appreciation/depreciation on investments, the cumulative effect of the adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the fair value adjustment and amortization of deferred losses relating to derivative financial instruments, a minimum pension liability adjustment and the Company's share of the comprehensive loss booked on one of its joint venture investments, all net of tax. At December 31, 2003, accumulated other comprehensive income of $140.7 million includes $148.2 million of net unrealized gains on investments, ($5.7) million relating to derivative financial instruments, and ($1.8) million relating to the accumulated other comprehensive loss of the Company's joint venture investment. (See notes 4, 5 and 9.)

Recent accounting pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, Consolidation of Variable Interest Entities, (FIN 46). In

December 2003, the FASB modified and issued a revised Interpretation (FIN 46R) which supercedes FIN 46. FIN 46R must be applied to certain entities in 2003 or 2004, depending on when the entities were created. If applicable, the Company would have to apply the provisions of FIN 46R in its financial statements filed for the first quarter of 2004. Management has determined that FIN 46R is not applicable to the Company and will therefore have no significant effect on the Company's financial position or results of operations.

Reclassifications

Certain reclassifications have been made in the accompanying financial statements to 2002 and 2001 amounts to allow for consistent financial reporting.

3. *Related party transactions*

The Company provided certain services to C-BASS in 2003, 2002 and 2001 in exchange for an immaterial amount of fees. In addition, C-BASS provided certain services to the Company during 2003, 2002 and 2001 in exchange for an immaterial amount of fees.

4. *Investments*

The following table summarizes the Company's investments at December 31, 2003 and 2002:

	Amortized Cost	Fair Value	Financial Statement Value
		(In thousands of dollars)	
At December 31, 2003:			
Securities, available-for-sale:			
Fixed maturities	$ 4,831,086	$ 5,059,147	$ 5,059,147
Equity securities	8,280	8,280	8,280
Short-term investments	137,734	137,734	137,734
Total investment portfolio	$ 4,977,100	$ 5,205,161	$ 5,205,161
At December 31, 2002:			
Securities, available-for-sale:			
Fixed maturities	$ 4,353,174	$ 4,613,462	$ 4,613,462
Equity securities	10,779	10,780	10,780
Short-term investments	102,230	102,230	102,230
Total investment portfolio	$ 4,466,183	$ 4,726,472	$ 4,726,472

The amortized cost and fair value of investments at December 31, 2003 are as follows:

December 31, 2003:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands of dollars)		
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 911,133	$ 11,159	$ (1,917)	$ 920,375
Obligations of U.S. states and political subdivisions	3,667,747	212,807	(1,523)	3,879,031
Corporate debt securities	213,635	6,987	(918)	219,704
Mortgage-backed securities	161,260	884	(593)	161,551
Debt securities issued by foreign sovereign governments	15,045	1,175	–	16,220
Total debt securities	4,968,820	233,012	(4,951)	5,196,881
Equity securities	8,280	–	–	8,280
Total investment portfolio	$ 4,977,100	$ 233,012	$ (4,951)	$ 5,205,161

The amortized cost and fair value of investments at December 31, 2002 are as follows:

December 31, 2002:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands of dollars)		
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 392,346	$ 11,929	$ (3)	$ 404,272
Obligations of U.S. states and political subdivisions	3,725,062	232,487	(1,267)	3,956,282
Corporate debt securities	247,828	12,586	(100)	260,314
Mortgage-backed securities	76,154	2,971	(5)	79,120
Debt securities issued by foreign sovereign governments	14,014	1,690	–	15,704
Total debt securities	4,455,404	261,663	(1,375)	4,715,692
Equity securities	10,779	1	–	10,780
Total investment portfolio	$ 4,466,183	$ 261,664	$ (1,375)	$ 4,726,472

The amortized cost and fair values of debt securities at December 31, 2003, by contractual maturity, are shown below. Debt securities consist of fixed maturities and short-term investments. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Because most mortgage-backed securities provide for periodic payments throughout their lives, they are listed below in a separate category.

	Amortized Cost	Fair Value
	(In thousands of dollars)	
Due in one year or less	$ 188,272	$ 188,872
Due after one year through five years	1,100,704	1,135,630
Due after five years through ten years	1,146,279	1,212,271
Due after ten years	2,372,306	2,498,557
	4,807,561	5,035,330
Mortgage-backed securities	161,259	161,551
Total at December 31, 2003	$ 4,968,820	$ 5,196,881

Net investment income is comprised of the following:

	2003	2002	2001
	(In thousands of dollars)		
Fixed maturities	$ 198,968	$ 199,472	$ 195,821
Equity securities	2,764	3,707	2,953
Short-term investments	1,996	5,611	6,863
Other	1,293	832	495
Investment income	205,021	209,622	206,132
Investment expenses	(2,140)	(2,106)	(1,739)
Net investment income	$ 202,881	$ 207,516	$ 204,393

The net realized investment gains (losses) and change in net unrealized appreciation (depreciation) of investments are as follows:

	2003	2002	2001
	(In thousands of dollars)		
Net realized investment gains (losses) on sale of investments:			
Fixed maturities	$ 38,946	$ 38,357	$ 38,199
Equity securities	(701)	(9,283)	(876)
Joint ventures	(1,385)	–	–
Short-term investments	2	39	29
	36,862	29,113	37,352
Change in net unrealized appreciation (depreciation):			
Fixed maturities	(32,227)	175,822	(32,032)
Equity securities	–	735	(873)
Short-term investments	–	(59)	59
	(32,227)	176,498	(32,846)
Net realized investment gains (losses) and change in net unrealized appreciation (depreciation)	$ 4,635	$ 205,611	$ 4,506

The reclassification adjustment relating to the change in investment gains and losses is as follows:

	2003	2002	2001
	(In thousands of dollars)		
Unrealized holding gains arising during the period, net of tax	$ 7,178	$ 135,104	$ 54
Less: reclassification adjustment for gains included in net income, net of tax	(28,126)	(20,380)	(21,405)
Change in unrealized investment gains and losses, net of tax	$ (20,948)	$ 114,724	$ (21,351)

The gross realized gains and the gross realized losses on sales of securities were $54.6 million and $17.7 million, respectively, in 2003, $47.2 million and $18.1 million, respectively, in 2002 and $50.8 million and $13.4 million, respectively, in 2001. The Company had $22.6 million and $21.4 million of investments on deposit with various states at December 31, 2003 and 2002, respectively, due to regulatory requirements of those state insurance departments.

The tax (benefit) expense of the changes in net unrealized (depreciation) appreciation was ($11.3) million, $61.8 million and ($11.5) million for 2003, 2002 and 2001, respectively.

5. *Short- and long-term debt*

The Company has a $285 million commercial paper program, which is rated 'A-1' by Standard and Poor's and 'P-1' by Moody's. At December 31, 2003 and 2002, the Company had $100.0 million and $177.3 million in commercial paper outstanding with a weighted average interest rate of 1.18% and 1.46%, respectively.

The Company has a $285 million credit facility available at December 31, 2003, expiring in 2006. Under the terms of the credit facility, the Company must maintain shareholders' equity of at least $2.25 billion and Mortgage Guaranty Insurance Corporation ("MGIC") must maintain a risk-to-capital ratio of not more than 22:1 and maintain policyholders' position (which includes MGIC's statutory surplus and its contingency reserve) of not less than the amount required by Wisconsin insurance regulation. At December 31, 2003, the Company met these requirements. The facility is currently being used as a liquidity back-up facility for the outstanding commercial paper. The remaining credit available under the facility after reduction for the amount necessary to support the commercial paper was $185.0 million at December 31, 2003.

The Company had $300 million, 7.5% Senior Notes due in 2005 and $200 million, 6% Senior Notes due in 2007 outstanding at December 31, 2003 and 2002. At December 31, 2003 and 2002, the market value of the outstanding debt was $644.3 million and $721.9 million, respectively. Interest payments on all long-term and short-term debt were $41.8 million, $36.2 million, and $22.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

In May 2002, a swap designated as a cash flow hedge was amended to coincide with the credit facility. Under the terms of the swap contract, the Company pays a fixed rate of 5.43% and receives an interest rate based on LIBOR. The swap has an expiration date coinciding with the maturity of the credit facility and is designated as a cash flow hedge. The cash flow swap outstanding at December 31, 2003 and December 31, 2002 is evaluated quarterly using regression analysis with any ineffectiveness being recorded as an expense. To date this evaluation has not resulted in any hedge ineffectiveness. Swaps are subject to credit risk to the extent the counterparty would be unable to discharge its obligations under the swap agreements.

Amortization expense on the interest rate swaps for the years ended December 31, 2003 and 2002 of approximately $3.4 million and $1.8 million, respectively, was included in interest expense. Gains or losses arising from the amendment or termination of previously held interest rate swaps are deferred and amortized to interest expense over the life of the hedged items.

6. *Loss reserves*

Loss reserve activity was as follows:

	2003	2002	2001
	(In thousands of dollars)		
Reserve at beginning of year	$ 733,181	$ 613,664	$ 609,546
Less reinsurance recoverable	21,045	26,888	33,226
Net reserve at beginning of year	712,136	586,776	576,320
Losses incurred:			
Losses and LAE incurred in respect of default notices received in:			
Current year	652,231	440,004	372,940
Prior years (1)	113,797	(74,252)	(212,126)
Subtotal	766,028	365,752	160,814
Losses paid:			
Losses and LAE paid in respect of default notices received in:			
Current year	34,505	19,546	14,047
Prior years	399,945	220,846	136,311
Subtotal	434,450	240,392	150,358
Net reserve at end of year	1,043,714	712,136	586,776
Plus reinsurance recoverables	18,074	21,045	26,888
Reserve at end of year	$ 1,061,788	$ 733,181	$ 613,664

(1) A negative number for a prior year indicates a redundancy of loss reserves, and a positive number for a prior year indicates a deficiency of loss reserves.

The top portion of the table above shows losses incurred on default notices received in the current year and in prior years, respectively. The amount of losses incurred relating to default notices received in the current year represents the estimated amount to be ultimately paid on such default notices. The amount of losses incurred relating to default notices received in prior years represents an adjustment made in the current year for defaults which were included in the loss reserve at the end of the prior year.

Current year losses incurred increased from 2002 to 2003 primarily due to an increase in the primary notice inventory related to defaults arising from development of recent flow and bulk books of business as well as an increase in net losses paid. The primary insurance notice inventory increased from 73,648 at December 31, 2002 to 86,372 at December 31, 2003 and pool insurance notice inventory increased from 26,676 at December 31, 2002 to 28,135 at December 31, 2003. The average claim paid for 2003 was $22,925 compared to $20,115 in 2002.

The development of the reserves in 2003, 2002 and 2001 is reflected in the prior year line, and results from the actual claim rates and actual claim amounts being different than those estimated by the Company when originally establishing the reserve at December 31, 2002, 2001 and 2000, respectively.

The lower portion of the table above shows the breakdown between claims paid on default notices received in the current year and default notices received in prior years. Since it takes, on average, about twelve months for a default which is not cured to develop into a paid claim, most losses paid relate to default notices received in prior years.

Information about the composition of the primary insurance default inventory at December 2003 and 2002 appears in the table below.

	December 31, 2003	December 31, 2002
Total loans delinquent	86,372	73,648
Percentage of loans delinquent (default rate)	5.57%	4.45%
Flow loans delinquent	45,259	43,196
Percentage of flow loans delinquent (default rate)	3.76%	3.19%
Bulk loans delinquent	41,113	30,452
Percentage of bulk loans delinquent (default rate)	11.80%	10.09%
A-minus and subprime credit loans delinquent (1)	34,525	25,504
Percentage of A-minus and subprime credit loans delinquent (default rate)	14.14%	12.68%

(1) A portion of A-minus and subprime credit loans is included in flow loans delinquent and the remainder is included in bulk loans delinquent. Most A-minus and subprime credit loans are written through the bulk channel.

7. *Reinsurance*

The Company cedes a portion of its business to reinsurers and records assets for reinsurance recoverable on estimated reserves for unpaid losses and unearned premiums. Business written between 1985 and 1993 is ceded under various quota share reinsurance agreements with several reinsurers. The Company receives a ceding commission in connection with this reinsurance. The Company also cedes business to reinsurance subsidiaries of certain mortgage lenders, primarily under excess of loss agreements. The majority of ceded premiums relates to these agreements.

The reinsurance recoverable on loss reserves and the prepaid reinsurance premiums primarily represent amounts recoverable from large international reinsurers. The Company monitors the financial strength of its reinsurers including their claims paying ability rating and does not currently anticipate any collection problems. Generally, reinsurance recoverables on loss reserves and prepaid reinsurance premiums are backed by trust funds or letters of credit. No reinsurer represents more than $10 million of the aggregate amount recoverable.

The effect of these agreements on premiums earned and losses incurred is as follows:

	2003	2002	2001
		(In thousands of dollars)	
Premiums earned:			
Direct	$ 1,484,249	$ 1,296,548	$ 1,107,168
Assumed	227	448	686
Ceded	(118,465)	(114,898)	(65,587)
Net premiums earned	$ 1,366,011	$ 1,182,098	$ 1,042,267
Losses incurred:			
Direct	$ 769,531	$ 367,149	$ 157,360
Assumed	(163)	(208)	(123)
Ceded	(3,340)	(1,189)	3,577
Net losses incurred	$ 766,028	$ 365,752	$ 160,814

8. *Investments in joint ventures*

C-BASS is a mortgage investment and servicing firm specializing in credit-sensitive single-family residential mortgage assets and residential mortgage-backed securities. C-BASS principally invests in whole loans (including subprime loans) and mezzanine and subordinated residential mortgage-backed securities backed by nonconforming residential mortgage loans. C-BASS's principal sources of revenues during the last three years were gains on securitization and liquidation of mortgage-related assets, servicing fees and net interest income (including accretion on mortgage securities), which revenue items were offset by unrealized losses. C-BASS's results of operations are affected by the timing of its securitization transactions. Virtually all of C-BASS's assets do not have readily ascertainable market values and, as a result, their value for financial statement purposes is estimated by the management of C-BASS based on, among other things, valuations provided by financing counterparties. The ultimate value of these assets is the net present value of their future cash flows, which depends on, among other things, the level of losses on the underlying mortgages and prepayment activity by the mortgage borrowers. Market value adjustments could impact C-BASS's results of operations and the Company's share of those results.

Total assets of C-BASS at December 31, 2003 and 2002 were approximately $3.181 billion and $1.754 billion, respectively. Total liabilities at December 31, 2003 and 2002 were approximately $2.707 billion and $1.385 billion, respectively, of which approximately $2.449 billion and $1.110 billion, respectively, was debt virtually all of which matures within one year or less. For the years ended December 31, 2003 and 2002, revenues of approximately $357 million and $311 million, respectively, and expenses of approximately $213 million and $173 million, respectively, resulted in income before tax of approximately $144 million and $138 million, respectively. The Company's investment in C-BASS on an equity basis at December 31, 2003 was $219.8 million.

Sherman is principally engaged in the business of purchasing and servicing delinquent consumer assets such as credit card loans and Chapter 13 bankruptcy debt. A substantial portion of Sherman's consolidated assets are investments in consumer receivable portfolios that do not have readily ascertainable market values. Sherman's results of operations are sensitive to estimates by Sherman's management of ultimate collections on these portfolios. Effective January 1, 2003, the Company sold four percentage points of its interest in Sherman to Sherman's management for cash, reducing the Company's interest in Sherman to 41.5%. The Company's investment in Sherman on an equity basis at December 31, 2003 was $63.7 million.

Because C-BASS and Sherman are accounted for using the equity method, they are not consolidated with the Company and their assets and liabilities do not appear in the Company's balance sheet. The "investments in joint ventures" item in the Company's balance sheet reflects the amount of capital contributed by the Company to the joint ventures plus the Company's share of their comprehensive income (or minus its share of their comprehensive loss) and minus capital distributed to the Company by the joint ventures. (See note 2.)

9. *Benefit plans*

The following tables provide reconciliations of the changes in the benefit obligation, fair value of plan assets and funded status of the pension and other postretirement benefit plans:

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
		(In thousands of dollars)		
Reconciliation of benefit obligation:				
Benefit obligation at beginning of year	$ 111,185	$ 91,629	$ 46,310	$ 36,732
Service cost	7,963	6,580	3,135	3,136
Interest cost	7,671	6,585	3,300	2,711
Plan participants' contributions	–	–	184	–
Plan amendment (1)	1,361	2,092	–	–
Actuarial loss (gain)	14,650	5,708	9,794	4,361
Benefits paid	(1,628)	(1,409)	(1,038)	(630)
Benefit obligation at end of year	$ 141,202	$ 111,185	$ 61,685	$ 46,310
Reconciliation of fair value of plan assets:				
Fair value of plan assets at beginning of year	$ 91,165	$ 90,159	$ 13,186	$ 14,102
Adjustment	343	106	–	–
Actual return on plan assets	24,194	(17,288)	4,354	(3,004)
Employer contributions	25,000	19,597	6,254	2,718
Plan participants' contributions	–	–	184	–
Benefits paid	(1,628)	(1,409)	(1,038)	(630)
Fair value of plan assets at end of year	$ 139,074	$ 91,165	$ 22,940	$ 13,186
Balance sheet at end of year:				
Accumulated benefit obligation	$ (117,630)	$ (92,707)	N/A	N/A
Effect of salary projection	(23,572)	(18,478)	N/A	N/A
Projected benefit obligation	(141,202)	(111,185)	$ (61,685)	$ (46,310)
Fair value of plan assets	139,074	91,165	22,940	13,186
Funded status	(2,128)	(20,020)	(38,745)	(33,124)
Unrecognized net actuarial loss (gain)	33,464	38,506	18,115	12,346
Unrecognized net transition obligation	–	–	4,770	5,299
Unrecognized prior service cost	5,198	4,448	–	–
Net amount recognized	$ 36,534	$ 22,934	$ (15,860)	$ (15,479)

(1) The plan has been amended to provide additional benefits for certain participants as listed in the plan documents and for the increased benefit and salary limits on the projected benefit obligation.

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
		(In thousands of dollars)		
Net amount recognized in consolidated balance sheet:				
Prepaid benefit cost	$ 36,534	$ 22,934	N/A	N/A
Accrued benefit liability	–	(24,476)	N/A	N/A
Intangible asset	–	4,448	N/A	N/A
Accumulated other comprehensive income	–	20,028	N/A	N/A
Net amount recognized	$ 36,534	$ 22,934	N/A	N/A
Reconciliation of prepaid/(accrued) benefit cost:				
Prepaid/(accrued) benefit cost at beginning of year	$ 22,934	$ 10,329	$ (15,479)	$ (12,726)
Net periodic benefit cost	(11,400)	(6,992)	(6,635)	(5,472)
Contributions	25,000	19,597	5,400	2,089
Benefits paid (net of participants' contributions)	–	–	854	630
Prepaid benefit cost at end of year	$ 36,534	$ 22,934	$ (15,860)	$ (15,479)

The following table provides the components of net periodic benefit cost for the pension and other postretirement benefit plans:

	Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
	(In thousands of dollars)					
Service cost	$ 7,963	$ 6,580	$ 5,113	$ 3,135	$ 3,137	$ 2,065
Interest cost	7,671	6,585	5,518	3,300	2,711	2,056
Expected return on plan assets	(6,796)	(6,712)	(6,350)	(989)	(1,058)	(1,016)
Recognized net actuarial loss (gain)	1,950	32	(27)	659	152	(54)
Amortization of transition obligation	–	–	–	530	530	530
Amortization of prior service cost	612	507	232	–	–	–
Net periodic benefit cost	$ 11,400	$ 6,992	$ 4,486	$ 6,635	$ 5,472	$ 3,581

On December 8, 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Act") was signed into law. The Act introduces a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FASB Staff Position FAS 106-1, the Company has elected to defer recognizing the effects of the Act until authoritative guidance on the accounting for the federal subsidy is issued. Any measures of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan. Until specific authoritative guidance is issued the Company is unable to estimate the impact of the Act on the plan.

Employer contributions for the fiscal year ending December 31, 2004 are expected to approximate $22.0 million, the ERISA minimum required contribution is zero.

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
Allocation of plan assets				
Actual				
Equity securities	80%	90%	100%	100%
Debt securities	16%	10%	–	–
Real estate	4%	–	–	–
Total	100%	100%	100%	100%
Target				
Equity securities	80%	90%	100%	100%
Debt securities	16%	10%	–	–
Real estate	4%	–	–	–
Total	100%	100%	100%	100%

The Company's pension plan portfolio returns are expected to achieve the following objectives over each market cycle and for at least 5 years:

- Total return should exceed growth in CPI
- Achieve competitive investment results
- Provide consistent investment returns
- Exceed the actuarial return assumption of the retirement plan

The primary focus in developing asset allocation ranges for the account is the assessment of the account's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these goals the minimum and maximum allocation ranges for fixed securities and equity securities are:

	Minimum	Maximum
Fixed	0%	30%
Equity	70%	100%
Cash equivalents	0%	10%

Investment in international oriented funds is limited to a maximum of 15% of the equity range.

The Company's postretirement plan portfolio returns are expected to achieve the following objectives over each market cycle and for at least 5 years:

- Total return should exceed growth in CPI
- Exceed the return of a T-bill (risk free) portfolio
- Provide consistent investment returns
- Exceed the actuarial return assumption of the retirement plan

The primary focus in developing asset allocation ranges for the account is the assessment of the account's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these goals the minimum and maximum allocation ranges for fixed income securities and equity securities are:

	Minimum	Maximum
Fixed	0%	40%
Equity	60%	100%
Cash equivalents	0%	40%

Given the long-term nature of this portfolio and the lack of any immediate need for cash flow, it is anticipated that the equity investments will consist of growth stocks and will typically be at the higher end of the allocation ranges above. Investment in international oriented funds is limited to a maximum of 15% of the equity range.

The assumptions used in the measurement of the Company's pension and other postretirement benefit obligations are shown in the following table:

	Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Weighted-average interest rate assumptions						
Used to determine year-end benefit obligation:						
Discount rate	6.25%	6.75%	7.00%	6.25%	6.75%	7.00%
Rate of compensation increase	4.50%	4.50%	6.00%	N/A	N/A	N/A
Used to determine net periodic benefit cost:						
Discount rate	6.75%	7.00%	7.00%	6.75%	7.00%	7.00%
Expected return on plan assets	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Rate of compensation increase	4.50%	4.50%	6.00%	N/A	N/A	N/A

In selecting the expected long-term rate of return on assets, the Company considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This included considering the trusts' targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years. The assumptions used for the return of each asset class are conservative when compared to long-term historical returns.

Plan assets consist of fixed maturities, equity securities and real estate. The Company is amortizing the unrecognized transition obligation for other postretirement benefits over 20 years.

For measurement purposes an 8% health care trend rate was used for 2003. In 2004, the rate is assumed to be 10%, decreasing to 5% by 2014 and remaining at this level beyond.

A 1% change in the health care trend rate assumption would have the following effects on other postretirement benefits:

	1-Percentage Point Increase	1-Percentage Point Decrease
	(In thousands of dollars)	
Effect on total service and interest cost components	$ 1,576	$ (1,601)
Effect on postretirement benefit obligation	12,827	(10,071)

The Company has a profit sharing and 401(k) savings plan for employees. At the discretion of the Board of Directors, the Company may make a profit sharing contribution of up to 5% of each participant's compensation. The Company provides a matching 401(k) savings contribution on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. Profit sharing costs and the Company's matching contributions to the 401(k) savings plan were $7.7 million, $6.3 million and $5.8 million in 2003, 2002 and 2001, respectively.

10. Income taxes

The components of the income taxes payable as of December 31, 2003 and 2002 are as follows:

	2003	2002
	(In thousands of dollars)	
Federal:		
Current	$ (20,583)	$ (15,457)
Deferred	137,691	148,405
State	1,018	895
Income taxes payable	$ 118,126	$ 133,843

Net deferred tax assets and liabilities as of December 31, 2003 and 2002 are as follows:

	2003	2002
	(In thousands of dollars)	
Deferred tax assets	$ (52,928)	$ (54,026)
Deferred tax liabilities	190,619	202,431
Net deferred tax liability	$ 137,691	$ 148,405

The components of the net deferred tax liability as of December 31, 2003 and 2002 are as follows:

	2003	2002
	(In thousands of dollars)	
Unearned premium reserves	$ (16,520)	$ (14,470)
Deferred policy acquisition costs	11,415	11,155
Loss reserves	(5,867)	(6,163)
Unrealized appreciation in investments	75,736	86,653
Statutory contingency loss reserves	26,668	43,268
Mortgage investments	69,462	57,829
Litigation settlement	(204)	(7,918)
Investments in joint ventures	(19,291)	(9,804)
Other, net	(3,708)	(12,145)
Net deferred tax liability	$ 137,691	$ 148,405

The following summarizes the components of the provision for income tax:

	2003	2002	2001
		(In thousands of dollars)	
Federal:			
Current	$ 139,498	$ 236,367	$ 240,727
Deferred	2,578	1,117	33,145
State	3,951	3,487	3,718
Provision for income tax	$ 146,027	$ 240,971	$ 277,590

The Company paid $182.1 million, $261.3 million and $271.3 million in federal income tax in 2003, 2002 and 2001, respectively. At December 31, 2003, 2002 and 2001, the Company owned $1,316.9 million, $1,181.9 million and $1,004.3 million, respectively, of tax and loss bonds.

The reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	2003	2002	2001
Federal statutory income tax rate	35.0%	35.0%	35.0%
Tax exempt municipal bond interest	(8.2)	(5.7)	(4.0)
Mortgage investments	(1.9)	–	–
Other, net	0.5	0.2	0.2
Effective income tax rate	25.4%	29.5%	31.2%

In January 2004, the Internal Revenue Service informed the Company that it plans to conduct an examination of the Company's federal income tax returns for 2000 and 2001. Management believes that income taxes related to these years have been properly provided for in the financial statements.

11. Shareholders' equity and dividend restrictions

The Company's insurance subsidiaries are subject to statutory regulations as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years. In 2004 MGIC can pay $163.5 million of dividends under these restrictions. However, as a result of an extraordinary dividend paid by MGIC in March 2003, MGIC cannot pay any dividends without regulatory approval until March 27, 2004. The other insurance subsidiaries of the Company can pay $6.0 million of dividends to the Company without such regulatory approval.

Certain of the Company's non-insurance subsidiaries also have requirements as to maintenance of net worth. These restrictions could also affect the Company's ability to pay dividends.

In 2003, 2002 and 2001, the Company paid dividends of $11.1 million, $10.4 million and $10.7 million, respectively, or $0.1125 per share in 2003, and $0.10 in 2002 and 2001.

The principles used in determining statutory financial amounts differ from GAAP, primarily for the following reasons:

Under statutory accounting practices, mortgage guaranty insurance companies are required to maintain contingency loss reserves equal to 50% of premiums earned. Such amounts cannot be withdrawn for a period of ten years except as permitted by insurance regulations. Contingency loss reserves are not reflected as liabilities under GAAP.

Under statutory accounting practices, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, these costs are deferred and amortized as the related premiums are earned commensurate with the expiration of risk.

Under statutory accounting practices, purchases of tax and loss bonds are accounted for as investments. Under GAAP, purchases of tax and loss bonds are recorded as payments of current income taxes.

Under statutory accounting practices, fixed maturity investments are generally valued at amortized cost. Under GAAP, those investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for-sale and are recorded at market, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.

Under statutory accounting practices, certain assets, designated as nonadmitted assets, are charged directly against statutory surplus. Such assets are reflected on the GAAP financial statements.

The statutory net income, equity and the contingency reserve liability of the insurance subsidiaries (excluding the non-insurance companies) are as follows:

Year Ended December 31,	Net Income	Equity	Contingency Reserve
	(In thousands of dollars)		
2003	$ 286,473	$ 1,699,295	$ 3,800,265
2002	296,595	1,634,707	3,521,100
2001	426,294	1,451,808	3,039,332

The Company has 1991 and 2002 stock incentive plans. When the 2002 plan was adopted in 2002, no further awards could be made under the 1991 plan. The number of shares covered by awards under the 2002 plan is the total of 10 million shares plus the number of shares covered by awards under the 1991 plan that were outstanding on March 1, 2002 that are subsequently forfeited and the number of shares that must be purchased at a purchase price of not less than the fair market value of the shares as a condition to the award of restricted stock under the 2002 plan. The maximum number of shares of restricted stock that can be awarded under the 2002 plan is 1 million shares. Both plans provide for the award of stock options with maximum terms of 10 years and for the grant of restricted stock, and the 2002 plan also provides for the grant of stock appreciation rights. The exercise price of options is the closing price of the common stock on the New York Stock Exchange on the date of grant. The vesting provisions of options and restricted stock are determined at the time of grant. Directors may receive awards under the 2002 plan and were eligible for awards of restricted stock under the 1991 plan.

A summary of option activity in the stock incentive plans during 2001, 2002 and 2003 is as follows:

	Weighted Average Exercise Price	Shares Subject to Option
Outstanding, December 31, 2000	$ 38.96	3,384,996
Granted	57.90	533,750
Exercised	29.28	(555,952)
Forfeited or expired	44.15	(25,107)
Outstanding, December 31, 2001	43.56	3,337,687
Granted	63.86	818,000
Exercised	34.46	(516,828)
Forfeited or expired	49.32	(51,300)
Outstanding, December 31, 2002	49.42	3,587,559
Granted	43.70	606,000
Exercised	30.15	(168,780)
Forfeited or expired	55.08	(121,880)
Outstanding, December 31, 2003	49.19	3,902,899

The exercise price of the options granted in 2001, 2002 and 2003 was equal to the market value of the stock on the date of grant. The options are exercisable between one and ten years after the date of grant.

Information about restricted stock granted during 2001, 2002 and 2003 is as follows:

	Year Ended December 31,		
	2003	2002	2001
Shares granted	298,674	95,638	58,180
Weighted average grant date fair market value	$ 43.44	$ 64.33	$ 57.93

At December 31, 2003, 9,272,230 shares were available for future grant under the 2002 stock incentive plan. Of the shares available for future grant, only 701,326 are available for restricted stock awards.

For purposes of determining the pro forma net income disclosure in Note 2, the fair value of these options was estimated at grant date using the Black-Scholes option pricing model with the following weighted average assumptions for each year:

	Grants Issued in Year Ended December 31,		
	2003	2002	2001
Risk free interest rate	2.91%	4.51%	5.10%
Expected life	4.87 years	5.0 years	5.0 years
Expected volatility	29.40%	41.96%	39.64%
Expected dividend yield	0.25%	0.24%	0.16%
Fair value of each option	$12.04	$27.15	$24.43

The following is a summary of stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Shares	Remaining Average Life (yrs.)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$9.63–$20.88	2,000	1.1	$ 17.38	2,000	$ 17.38
$26.69–$47.31	2,529,049	5.9	42.34	1,291,029	40.28
$53.70–$68.63	1,371,850	7.4	61.86	461,900	61.65
Total	3,902,899	6.4	49.19	1,754,929	45.88

At December 31, 2002 and 2001, option shares of 1,539,559 and 1,486,768 were exercisable at an average exercise price of $41.62 and $37.55, respectively. The Company also granted an immaterial amount of equity instruments other than options and restricted stock during 2001, 2002 and 2003.

Under terms of the Company's Shareholder Rights Agreement each outstanding share of the Company's Common Stock is accompanied by one Right. The "Distribution Date" occurs ten days after an announcement that a person has become the beneficial owner (as defined in the Agreement) of the Designated Percentage of the Company's Common Stock (the date on which such an acquisition occurs is the "Shares Acquisition Date" and a person who makes such an acquisition is an "Acquiring Person"), or ten business days after a person announces or begins a tender offer in which consummation of such offer would result in ownership by a person of 15 percent or more of the Common Stock. The Designated Percentage is 15% or more, except that for certain investment advisers and investment companies advised by such advisers, the Designated Percentage is 17.5% or more if certain conditions are met. The Rights are not exercisable until the Distribution Date. Each Right will initially entitle shareholders to buy one-half of one share of the Company's Common Stock at a Purchase Price of $225 per full share (equivalent to $112.50 for each one-half share), subject to adjustment. If there is an Acquiring Person, then each Right (subject to certain limitations) will entitle its holder to purchase, at the Rights' then-current Purchase Price, a number of shares of Common Stock of the Company (or if after the Shares Acquisition Date, the Company is acquired in a business combination, common shares of the acquirer) having a market value at the time equal to twice the Purchase Price. The Rights will expire on July 22, 2009, subject to extension. The Rights are redeemable at a price of $0.001 per Right at any time prior to the time a person becomes an Acquiring Person. Other than certain amendments, the Board of Directors may amend the Rights in any respect without the consent of the holders of the Rights.

12. Leases

The Company leases certain office space as well as data processing equipment and autos under operating leases that expire during the next seven years. Generally, all rental payments are fixed.

Total rental expense under operating leases was $8.2 million, $7.4 million and $6.7 million in 2003, 2002 and 2001, respectively.

At December 31, 2003, minimum future operating lease payments are as follows (in thousands of dollars):

2004	$ 6,529
2005	4,142
2006	1,897
2007	1,310
2008	496
2009 and thereafter	5
Total	$ 14,379

13. Litigation and contingencies

The Company is involved in litigation in the ordinary course of business. In the opinion of management, the ultimate resolution of this pending litigation will not have a material adverse effect on the financial position or results of operations of the Company.

In addition, in March 2003 an action against MGIC was filed in Federal District Court in Orlando, Florida seeking certification of a nationwide class of consumers who were required to pay for private mortgage insurance written by MGIC and whose loans were insured at less than MGIC's "best available rate" based on credit scores obtained by MGIC. (A portion of MGIC's A-minus premium rates are based in part on the credit score of the borrower.) The action alleges that the Federal Fair Credit Reporting Act ("FCRA") requires a notice to borrowers of such "adverse action" and that MGIC has violated FCRA by failing to give such notice. The action seeks statutory damages (which in the case of willful violations, in addition to punitive damages, may be awarded in an amount of $100 to $1,000 per class member) and/or actual damages of the persons in the class, and attorneys' fees, as well as declaratory and injunctive relief. The action also alleges that the failure to give notice to borrowers in Florida in the circumstances alleged is a violation of Florida's Unfair and Deceptive Acts and Practices Act and seeks declaratory and injunctive relief for such violation. In December 2003, the Court denied MGIC's motion seeking dismissal of the portion of the case covering damages under FCRA but dismissed the remainder of the case. There can be no assurance that the outcome of the litigation will not materially affect the Company's financial position or results of operations. Similar actions have been filed against five other mortgage insurers.

Under its contract underwriting agreements, the Company may be required to provide certain remedies to its customers if certain standards relating to the quality of the Company's underwriting work are not met. The cost of remedies provided by the Company to customers for failing to meet these standards has not been material to the Company's financial position or results of operations for the years ended December 31, 2003, 2002 or 2001.

Report of Independent Accountants

To the Board of Directors & Shareholders of MGIC Investment Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of MGIC Investment Corporation and Subsidiaries (the "Company") at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
January 12, 2004

Unaudited quarterly financial data

2003	Quarter First	Quarter Second	Quarter Third	Quarter Fourth	2003 Year
	(In thousands of dollars, except per share data)				
Net premiums written	$ 341,566	$ 320,522	$ 346,612	$ 355,931	$ 1,364,631
Net premiums earned	332,156	337,135	346,605	350,115	1,366,011
Investment income, net of expenses	51,083	50,314	50,049	51,435	202,881
Losses incurred, net	142,211	173,120	220,726	229,971	766,028
Underwriting and other expenses	74,283	79,221	76,800	72,169	302,473
Net income	141,110	143,777	105,129	103,863	493,879
Earnings per share (a):					
Basic	1.42	1.46	1.07	1.05	5.00
Diluted	1.42	1.46	1.06	1.05	4.99

2002	Quarter First	Quarter Second	Quarter Third	Quarter Fourth	2002 Year
	(In thousands of dollars, except per share data)				
Net premiums written	$ 283,097	$ 286,615	$ 301,361	$ 306,882	$ 1,177,955
Net premiums earned	284,449	288,169	298,953	310,527	1,182,098
Investment income, net of expenses	51,950	51,654	51,036	52,876	207,516
Losses incurred, net	59,714	64,416	101,094	140,528	365,752
Underwriting and other expenses	64,468	63,049	64,646	73,470	265,633
Net income	169,187	170,936	151,570	137,498	629,191
Earnings per share (a):					
Basic	1.59	1.63	1.47	1.37	6.07
Diluted	1.58	1.61	1.47	1.37	6.04

(a) Due to the use of weighted average shares outstanding when calculating earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.

Directors

James A. Abbott
Chairman and Principal
American Security Mortgage Corp.
Charlotte, NC
A mortgage banking company

Mary K. Bush
President
Bush International
Chevy Chase, MD
An international financial advisory firm

Karl E. Case
Professor of Economics
Wellesley College
Wellesley, MA

Curt S. Culver
President and Chief Executive Officer
MGIC Investment Corporation
Milwaukee, WI

David S. Engelman
Private Investor
Rancho Santa Fe, CA

Thomas M. Hagerty
Managing Director
Thomas H. Lee Company
Boston, MA
A private investment firm

Kenneth M. Jastrow, II
Chairman and Chief Executive Officer
Temple-Inland Inc.
Austin, TX
A holding company with interests in paper, forest products and financial services

Daniel P. Kearney
Business Consultant and Private Investor
Marblehead, MA

Michael E. Lehman
Former Executive Vice President and Chief Financial Officer
Sun Microsystems, Inc.
Santa Clara, CA

Sheldon B. Lubar
Chairman
Lubar & Co. Incorporated
Milwaukee, WI
A private investment and management firm

William A. McIntosh
Adjunct Faculty Member
Howard University
Washington, D.C.

Leslie M. Muma
President and Chief Executive Officer
Fiserv, Inc.
Brookfield, WI
A financial industry automation products and services company

Officers

MGIC Investment Corporation

President and Chief Executive Officer
Curt S. Culver

Executive Vice Presidents
John D. Fisk
Strategic Planning

J. Michael Lauer
Chief Financial Officer

Senior Vice Presidents
Joseph J. Komanecki
Controller and Chief Accounting Officer

Jeffrey H. Lane
General Counsel and Secretary

Joseph J. Ziino, Jr.
Regulatory Relations, Associate General Counsel and Assistant Secretary

Vice President
James A. Karpowicz
Treasurer

Mortgage Guaranty Insurance Corporation

President and Chief Executive Officer
Curt S. Culver

Executive Vice Presidents
John D. Fisk
Strategic Planning

J. Michael Lauer
Chief Financial Officer

Lawrence J. Pierzchalski
Risk Management

Patrick Sinks
Field Operations

Senior Vice Presidents
Joseph J. Komanecki
Controller and Chief Accounting Officer

Jeffrey H. Lane
General Counsel and Secretary

Michael G. Meade
Information Services

Steven T. Snodgrass
Capital Markets

Cheryl L. Webb
Field Operations

Joseph J. Ziino, Jr.
Regulatory Relations, Associate General Counsel and Assistant Secretary

Vice Presidents
Gary A. Antonovich
Internal Audit

Stephen L. Blose
Corporate Development

Mark F. Conrad
National Accounts

Stephen M. Dempsey
Sales

Larry M. Dew, Jr.
National Accounts

Thomas A. Drew
Claims

Sandra K. Dunst
Capital Markets Operations

Edward G. Durant
Analytic Services

Henry W. Duvall, Jr.
Managing Director

Timothy J. Edwards
Capital Markets Sales

Carla A. Gallas
Field Operations

David A. Greco
Credit Policy

Frank E. Hilliard
Managing Director

Steven F. Himebauch
National Accounts

James J. Hlavacek
National Accounts

James J. Hughes
Managing Director

W. Thomas Hughes
Managing Director

Malcom T. Hurst
Sales

James A. Karpowicz
Treasurer

Robin D. Mallory
Managing Director

Mark E. Marple
Mortgage Banking Strategies

Salvatore A. Miosi
Marketing

Ronald L. Morrow
Customer Services

Charlotte L. Reed
Information Services

Eric L. Rice
Sales

John R. Schroeder
Structured Transactions

Dan D. Stilwell
Assistant General Counsel and Assistant Secretary

James R. Stirling
Information Services

Thomas B. Theobald
National Accounts

Kurt J. Thomas
Human Resources

Steven M. Thompson
Bulk Transactions

Kathleen E. Valenti
Claims Administration

Bernhard W. Verhoeven
Research and Reporting

E. Stephen White
Managing Director

John S. Wiseman
Managing Director

Jerry L. Wormmeester
National Accounts

Terrance R. Wright
Regulatory Relations

Michael J. Zimmerman
Investor Relations

The Annual Meeting
The Annual Meeting of Shareholders of MGIC Investment Corporation will convene at 9 a.m. Central Time on May 13, 2004 at the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin.

10-K Report
Copies of the Annual Report on Form 10-K, filed with the Securities and Exchange Commission, are available without charge to shareholders on request from:

Secretary
MGIC Investment Corporation
P. O. Box 488
Milwaukee, WI 53201

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P. O. Box 64854
St. Paul, Minnesota 55164
(800) 468-9716

Corporate Headquarters

MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Mailing Address

P. O. Box 488
Milwaukee, Wisconsin 53201

Shareholder Services

(414) 347-6596

MGIC Stock
MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At December 31, 2003, 98,412,844 shares were outstanding. The following table sets forth for 2002 and 2003 by quarter the high and low sales prices of the Common Stock on the New York Stock Exchange Composite Tape.

	2002		2003	
Quarters	High	Low	High	Low
1st	$ 71.85	$ 59.03	$ 47.74	$ 35.30
2nd	74.40	65.40	57.75	38.99
3rd	68.95	38.60	58.77	46.08
4th	48.52	33.60	58.18	49.13

In 2002 and 2003 the Company declared and paid the following cash dividends:

	2002	2003
Quarters		
1st	$ .025	$ .0250
2nd	.025	.0250
3rd	.025	.0250
4th	.025	.0375
	$ .100	$ .1125

The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. For a discussion of these restrictions, see the seventh paragraph under "Management's Discussion and Analysis – Liquidity and Capital Resources" and Note 11 of the Notes to the Consolidated Financial Statements.

As of February 11, 2004, the number of shareholders of record was 183. In addition, there were approximately 164,000 beneficial owners of shares held by brokers and fiduciaries.

MGIC Investment Corporation

Notice of 2004 Annual Meeting and Proxy Statement

2003 Annual Report to Shareholders

MGIC Investment Corporation

Curt S. Culver
Chief Executive Officer

April 2, 2004

Dear Shareholder:

On behalf of the Board of Directors of MGIC Investment Corporation, it is my pleasure to invite you to attend the Annual Meeting of Shareholders to be held on Thursday, May 13, 2004, at the Marcus Center for the Performing Arts in Milwaukee, Wisconsin.

At the meeting, shareholders will be asked to elect three directors and ratify the appointment of PricewaterhouseCoopers LLP as the company's independent accountants for 2004. We will also report on our business.

Your vote is important. Even if you plan to attend, to be sure that your shares are represented at the meeting, we encourage you to sign the enclosed card designating the proxies to vote your shares. Please read the Proxy Statement for more information about the matters to be considered at the meeting and the voting process.

Our Annual Report to Shareholders follows the Proxy Statement in this booklet.

Shel Lubar, who has been a director since the company's IPO in 1991, will be retiring from the Board at the annual meeting because he has reached the retirement age for directors. Please join me in thanking Shel for his many years of able service.

Sincerely,

Curt S. Culver

Curt S. Culver
Chief Executive Officer

MGIC Investment Corporation

Notice of Annual Meeting of Shareholders
To Be Held On
May 13, 2004

To the Shareholders of
MGIC Investment Corporation:

The Annual Meeting of Shareholders of MGIC Investment Corporation, a Wisconsin corporation, will be held at the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin, on May 13, 2004, at 9:00 a.m., to vote on the following matters:

(1) Election of a class of three directors to serve a three-year term expiring at the 2007 Annual Meeting;

(2) Ratification of the appointment of PricewaterhouseCoopers LLP as independent accountants for 2004; and

(3) Any other matters that may be properly brought before the meeting.

The Board of Directors has fixed the close of business on March 15, 2004, as the record date to determine the shareholders entitled to notice of and to vote at the meeting.

By Order of the Board of Directors

Jeffrey H. Lane, Secretary
Milwaukee, Wisconsin
April 2, 2004

YOUR VOTE IS IMPORTANT PLEASE PROMPTLY COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD

Proxy Statement

This Proxy Statement and the accompanying proxy are first being mailed to shareholders on or about April 2, 2004, in connection with the solicitation of proxies on behalf of the Board of Directors of MGIC Investment Corporation (the "Company"), a Wisconsin corporation, for use at the Annual Meeting of Shareholders to be held at 9:00 a.m., Thursday, May 13, 2004. The Annual Meeting will be held at the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin.

Voting Matters

Record Date Information

You are entitled to one vote for each share of Common Stock registered in your name in the Company's records on March 15, 2004. On that date, 98,685,184 shares of the Company's Common Stock were outstanding and entitled to vote.

Voting by Proxies

The enclosed proxy card is solicited by the Board of Directors of the Company. Your shares will be voted at the meeting by the named proxies in accordance with the choices you specify on the proxy card. If you sign and return a proxy card without giving specific choices, your shares will be voted as follows:

FOR — Election to the Board of the three individuals nominated by the Board of Directors;

FOR — Ratification of the appointment of PricewaterhouseCoopers LLP as independent accountants for the year ending December 31, 2004; and

On such other matters as properly come before the meeting, in the best judgment of the named proxies.

If your shares are held in the name of a broker, bank or other nominee, or in the Company's Profit Sharing and Savings Plan and Trust, you should be receiving with this Proxy Statement instructions from them on how you can vote your shares.

How to Revoke a Proxy

You may revoke your proxy instructions at any time before your shares have been voted by advising the Secretary of the Company in writing or by signing and delivering a proxy card with a later date. If you attend the meeting, you may withdraw your proxy and vote shares registered in your name in person. If your shares are held in the name of a broker or other nominee, or in the Company's Profit Sharing and Savings Plan and Trust, you must follow their instructions on how to revoke your vote.

How Votes are Counted

A quorum is necessary to hold the meeting and will exist if a majority of the outstanding shares of Common Stock entitled to vote are represented at the meeting. Votes cast by proxy or in person at the meeting will be counted at the meeting by representatives of Wells Fargo Bank Minnesota, N.A., the transfer agent and registrar of the Company's Common Stock, which has been appointed by the Company to act as inspector of election for the meeting. Abstentions will be counted for purposes of determining the presence of a quorum, but do not constitute a vote "for" or "against" any matter and will be disregarded in the calculation of "votes cast."

A "broker non-vote" occurs when a broker or other nominee does not have authority to vote on a particular matter without instructions from the beneficial owner of the shares and has not received such instructions. Broker non-vote shares will be counted for purposes of determining the presence of a quorum, but will be disregarded in the calculation of "votes cast."

Annual Report to Shareholders

The Company's Annual Report to Shareholders for the fiscal year ended December 31, 2003, follows this Proxy Statement. The Annual Report to Shareholders is a separate report and should not be considered a part of this Proxy Statement.

Stock Ownership

The following table gives information about shareholders who were beneficial owners of more than 5% of the Common Stock as of December 31, 2003, based on information filed with the Securities and Exchange Commission. The table also shows the Common Stock beneficially owned by each executive officer of the Company named in the Summary Compensation Table of this Proxy Statement, by Sheldon B. Lubar, a director who is not standing for re-election because he has reached the mandatory retirement age under the Company's Corporate Governance Guidelines, and by all directors and executive officers as a group (the "Group"). Unless otherwise noted, the persons listed in the table have sole voting and investment power over their shares, and information regarding persons in the Group is given as of February 13, 2004.

Name	Shares Beneficially Owned	Percent of Class
Legg Mason Funds Management, Inc. Legg Mason Capital Management, Inc. 100 Light Street Baltimore, Maryland 21202 (1)	16,463,893	16.73%
Janus Capital Management LLC 100 Fillmore Street Denver, Colorado 80206 (2)	9,020,000	9.17%
Citigroup Inc. 399 Park Avenue New York, NY 10043 (3)	5,176,496	5.26%
Curt S. Culver (4)	540,414	*
J. Michael Lauer (4)	243,499	*
James S. MacLeod (4)	128,232	*
Lawrence J. Pierzchalski (4)	165,275	*
John D. Fisk (4)	38,454	*
Sheldon B. Lubar (5)	46,829	*
All directors and executive officers as a group (18 persons) (4)(6)	1,496,471	1.52%

* Less than 1%

(1) For all shares listed voting and investment power are shared. Includes 10,881,193 shares as to which accounts are managed by Legg Mason Funds Management, Inc., a registered investment adviser. Legg Mason Value Trust, Inc., a registered investment company managed by Legg Mason Funds Management, Inc., manages 7,800,000 of such shares. Also includes 5,582,700 shares as to which accounts are managed by Legg Mason Capital Management, Inc., a registered investment adviser.

(2) Includes 28,500 shares as to which voting and investment power are shared and 6,049,000 shares beneficially owned by Janus Fund, a registered investment company as to which Janus Capital Management LLC, a registered investment adviser, provides investment advice.

(3) For all shares listed voting and investment power are shared. Includes 5,118,854 shares held by subsidiaries of Citigroup Global Markets Holdings Inc.

(4) Includes shares which the named executive officers had the right to acquire on, or within 60 days after, February 13, 2004, under stock options granted to executive officers as follows: Mr. Culver — 411,509; Mr. Lauer — 154,000; Mr. MacLeod — 84,600; Mr. Pierzchalski — 134,000; Mr. Fisk — 17,400; and the Group — 935,081. Also includes shares held in the Company's Profit Sharing and Savings Plan and Trust as follows: Mr. Culver — 12,328; Mr. Lauer — 10,301; Mr. MacLeod — 18,765; and the Group — 42,936. Also includes restricted shares over which the named executive officer has sole voting power but no investment power as follows: Mr. Culver — 81,129; Mr. Lauer — 28,717; Mr. Pierzchalski — 28,254; and

Mr. Fisk — 20,132. Also includes shares for which voting and investment power are shared as follows: Mr. Lauer — 2,400; and the Group — 7,406. Excludes shares, beneficial ownership of which is disclaimed, which are held as custodian for children or owned by spouses or trusts as follows: Mr. Lauer — 2,000; and the Group — 71,806.

(5) Includes 2,000 shares held under the Company's 1993 Restricted Stock Plan for Non-Employee Directors and 5,888 shares held under the Deposit Share Program for Non-Employee Directors under the Company's 1991 Stock Incentive Plan. See "The Board of Directors and Its Committees — Compensation of Directors — Deposit Share Program." Mr. Lubar has sole voting power and no investment power over all of these shares. Also includes 13,735 share units (referred to in note (6) below) over which there is neither investment nor voting power. Excludes 4,000 shares owned by a trust of which Mr. Lubar's wife is a co-trustee, 12,000 shares owned by Mr. Lubar's wife and an aggregate of 48,000 shares owned by Mr. Lubar's four adult children. Mr. Lubar disclaims beneficial ownership of all of such shares.

(6) Includes an aggregate of 40,265 share units held under the Deferred Compensation Plan over which there is neither investment nor voting power. See "The Board of Directors and Its Committees — Compensation of Directors — Deferred Compensation Plan." Also includes an aggregate of 230,646 restricted shares held by the Group. The beneficial owners have sole voting power but no investment power over these shares.

Item 1 — Election of Directors

The Board of Directors is divided into three classes, with the directors of each class serving for a term of three years. The term of office of one class of directors expires each year in rotation so that one class is elected at each Annual Meeting for a three-year term. If a nominee for director is not available for election, the proxies will vote for another person proposed by the Board of Directors, or as an alternative, the Board of Directors may reduce the number of directors to be elected at the Annual Meeting.

Under the Company's Bylaws, written notice of nominations by shareholders for election to the Board must have been received by the Secretary no later than February 11, 2004. No notice of any such nominations was received. As a result, no other nominations for election to the Board of Directors may be made by shareholders at the Annual Meeting.

Mr. Culver, the Company's Chief Executive Officer, is a director. The Corporate Governance Guidelines of the Board of Directors (see "The Board of Directors and Its Committees") provide that a director who is an officer of the Company and leaves the Company must resign from the Board.

Nominees for Director

The Board of Directors, upon the recommendation of the Board's Management Development, Nominating and Governance Committee, has nominated three incumbent directors for re-election to serve a three-year term of office ending at the time of the 2007 Annual Meeting:

James A. Abbott
Thomas M. Hagerty
Michael E. Lehman

In connection with the retirement from the Board of Mr. Lubar, the size of the Board is being reduced to 11 directors effective at the Annual Meeting.

The principal occupation, business experience for at least the past five years and committee assignments of the nominees and the directors continuing in office are described below.

Shareholder Vote Required

Each nominee who receives a plurality of the votes cast at the meeting will be elected a director. Only votes cast for a nominee will be counted. Votes cast include votes under proxies which are signed and do not have contrary voting instructions. Broker non-votes, abstentions and instructions on the proxy card to withhold authority to vote for one or more of the nominees will be disregarded in the calculation of a plurality of the votes cast.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES NAMED ABOVE. PROXIES WILL BE VOTED FOR THE NOMINEES UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS.

NOMINEES FOR DIRECTOR
Term Ending 2007

Shares Beneficially Owned[1]



James A. Abbott, 64, a Director since 1989, has been Chairman and a principal of American Security Mortgage Corp., a mortgage banking firm, since June 1999. He served as President and Chief Executive Officer of First Union Mortgage Corporation, a mortgage banking company, from January 1980 to December 1994. Mr. Abbott is a member of the Risk Management Committee of the Board of Directors. 14,152[2][3]



Thomas M. Hagerty, 41, a Director since 2001, has been a managing director with Thomas H. Lee Company, a private investment firm ("THL"), since 1992 and has been with the firm since 1988. Mr. Hagerty previously was in the Mergers and Acquisitions Department of Morgan Stanley & Co. Incorporated. He is a Director of ARC Holdings, Cott Corporation, Metris Companies Inc. and Syratech Corporation. In an attempt to preserve the value of an investment in Conseco, Inc. by an affiliate of THL, Mr. Hagerty served as the interim chief financial officer of Conseco, Inc. from July 2000 until April 2001. In December 2002, Conseco filed a petition under the federal bankruptcy code. Mr. Hagerty is a member of the Securities Investment Committee of the Board of Directors. 9,009[3]



Michael E. Lehman, 53, a Director since 2001, served as Executive Vice President of Sun Microsystems, Inc., a provider of computer systems and professional support services from July 2000 to September 2002, as Chief Financial Officer from February 1994 to July 2002, and held senior executive positions with Sun Microsystems, Inc. for more than five years before then. He is a Director of Echelon Corporation, NetIQ Corporation and Sun Microsystems, Inc. Mr. Lehman is a member of the Audit Committee of the Board of the Directors. 5,607[3]

		Shares Beneficially Owned[1]

DIRECTORS CONTINUING IN OFFICE

Term Ending 2006

	**Karl E. Case**, 57, a Director since 1991, is the Katharine Coman and A. Barton Hepburn Professor of Economics at Wellesley College where he has taught since 1976. Dr. Case has been Visiting Scholar at the Federal Reserve Bank of Boston since 1985. He is a Director of Century Bank & Trust, the Lincoln Institute of Land Policy and the New England Economic Project, Inc. Dr. Case is Chairman of the Risk Management Committee of the Board of Directors.	9,167[2][3]
	**Curt S. Culver**, 51, a Director since 1999, has been Chief Executive Officer of the Company since January 2000. Mr. Culver has been President of the Company and Chief Executive Officer of Mortgage Guaranty Insurance Corporation ("MGIC") since January 1999, President of MGIC since May 1996, and held senior executive positions with MGIC for more than five years before then. Mr. Culver is a member of the Executive Committee of the Board of Directors.	540,414[4]
	**William A. McIntosh**, 64, a Director since 1996, has been adjunct professor of finance at Howard University, Washington, D.C. since August 1998. Mr. McIntosh served as an adjunct faculty member of Wellesley College from January through May 2000. He was an executive committee member and a managing director at Salomon Brothers Inc, an investment banking firm, when he retired in 1995 after 35 years of service. He is a Director of Comdisco Holding Company, Inc. and Mason Street Funds, Inc. Mr. McIntosh is a member of the Securities Investment Committee of the Board of Directors.	13,717[2][3]

Shares Beneficially Owned[1]



Leslie M. Muma, 59, a Director since 1995, has been Chief Executive Officer of Fiserv, Inc., a financial industry automation products and services firm, since March 1999. Mr. Muma is a director of Fiserv, Inc. and has been its President since 1984. Mr. Muma is a member of the Executive Committee and the Management Development, Nominating and Governance Committee of the Board of Directors. 23,362[2][3]

DIRECTORS CONTINUING IN OFFICE

Term Ending 2005



Mary K. Bush, 55, a Director since 1991, has been President of Bush International, a financial advisory firm, since 1991. Ms. Bush was Managing Director and Chief Operating Officer of the Federal Housing Finance Board, a U.S. government agency, from 1989 to 1991, Vice President-International Finance of the Federal National Mortgage Association, a secondary mortgage institution, from 1988 to 1989, and served the President of the United States as a member of the Board of the International Monetary Fund from 1984 to 1988. She is a Director of Brady Corporation, Millennium Chemicals Inc. and RJR Tobacco Holdings, Inc., a Trustee of Pioneer Funds and a member of the Advisory Board of Washington Mutual Investors Fund. Ms. Bush is Chairperson of the Audit Committee of the Board of Directors. 6,865[2][3]



David S. Engelman, 66, a Director since 1993, has been a private investor for more than five years, having served as President and Chief Executive Officer, on an interim basis, of Fleetwood Enterprises, Inc., a manufacturer of recreational vehicles and manufactured housing, from February to August 2002. He is a Director of Fieldstone Investment Corporation, Fleetwood Enterprises, Inc., Quaker City Bancorp, Inc. and its banking subsidiary Quaker City Bank. Mr. Engelman is a member of the Risk Management Committee and the Securities Investment Committee of the Board of Directors. 10,215[2][3][5]

		Shares Beneficially Owned(1)
	**Kenneth M. Jastrow, II**, 56, a Director since 1994, has been Chairman and Chief Executive Officer of Temple-Inland Inc., a holding company with interests in paper, forest products and financial services, since January 2000. He served as President and Chief Operating Officer of Temple-Inland Inc. from 1998 to 2000 and held senior executive positions with that company and its subsidiaries for more than five years before then. He is a Director of Temple-Inland Inc. and KB Home. Mr. Jastrow is a member of the Management Development, Nominating and Governance Committee of the Board of Directors.	16,650(2)(3)
	**Daniel P. Kearney**, 64, a Director since 1999, is a business consultant and private investor. Mr. Kearney served as Executive Vice President and Chief Investment Officer of Aetna, Inc., a provider of health and retirement benefit plans and financial services, from 1991 to 1998. He was President and Chief Executive Officer of the Resolution Trust Corporation Oversight Board from 1990 to 1991, a principal of Aldrich, Eastman & Waltch, Inc., a pension fund advisor, from 1988 to 1989, and a managing director at Salomon Brothers Inc, an investment banking firm, from 1977 to 1988. He is a Director of Fiserv, Inc., Great Lakes REIT and MBIA, Inc. Mr. Kearney is a member of the Audit Committee and Chairman of the Securities Investment Committee of the Board of Directors.	10,882(3)

(1) Ownership information is for shares of Common Stock as of February 13, 2004 and for non-employee directors includes share units held under the Deferred Compensation Plan. See "The Board of Directors and Its Committees — Compensation of Directors — Deferred Compensation Plan." Unless otherwise noted, all directors have sole voting and investment power with respect to the shares. Common Stock beneficially owned by each director represents less than 1% of the total number of shares outstanding.

(2) Includes 2,000 shares held under the Company's 1993 Restricted Stock Plan for Non-Employee Directors. The directors have sole voting power and no investment power over these shares.

(3) Includes shares held under the Deposit Share Program for Non-Employee Directors under the Company's 1991 Stock Incentive Plan as follows: Mr. Abbott — 4,805; Ms. Bush — 2,565; Dr. Case — 3,663; Mr. Engelman — 5,210; Mr. Hagerty — 1,935; Mr. Jastrow — 5,630; Mr. Kearney — 3,095; Mr. Lehman — 1,796; Mr. McIntosh — 5,438; and Mr. Muma — 3,251. Directors have sole voting power and no investment power over these shares. Also includes share units (referred to in note (1) above), over which the directors have neither voting nor investment power, as follows: Ms. Bush — 1,386; Dr. Case — 3,504; Mr. Hagerty — 2,074; Mr. Jastrow — 7,972; Mr. Kearney — 3,656; Mr. Lehman — 1,311; and Mr. Muma — 6,627.

(4) Includes 411,509 shares which Mr. Culver had the vested right to acquire as of February 13, 2004, or which become vested within sixty days thereafter pursuant to options granted under the Company's 1991 Stock Incentive Plan; 12,328 shares held in the Company's Profit Sharing and Savings Plan and Trust; and 81,129 restricted shares awarded under the Company's 1991 and 2002 Stock Incentive Plans, over which Mr. Culver has sole voting power but no investment power.

(5) Includes 5,006 shares for which voting and investment power are shared.

The Board of Directors and Its Committees

Corporate Governance

The Board of Directors has adopted Corporate Governance Guidelines which are available on the Company's website (www.mgic.com) under the "Investor" link. Among other provisions, under the Guidelines:

- A substantial majority of the Board members will be independent directors.
- A director who retires from his principal employment or joins a new employer should offer to resign from the Board.
- A director who is an officer of the Company and leaves the Company must resign from the Board.
- A director should not be nominated by the Board for re-election if the director would be 70 or more at the date of the Annual Meeting of Shareholders.
- At the January and October Board meetings and at any additional times determined by the Board, the Board will meet in executive session without the presence of any member of the Company's management; the Chairman of the Management Development, Nominating and Governance Committee will preside at these sessions.
- Members of the Company's senior management should generally be present at Board meetings (other than executive sessions) and Board committee meetings; directors may communicate directly with members of senior management.
- All members of the Audit Committee and the Management Development, Nominating and Governance Committee must be independent directors, with no member of the Audit Committee directly or indirectly receiving compensation from the Company other than as a director.
- A meaningful portion of the compensation of directors should consist of longer-term common equity in the Company.
- The Board may retain outside advisors in its discretion.
- The Board will conduct a self-assessment annually.
- Directors who are independent directors will not solicit the Company to make substantial charitable contributions to organizations with which the director has a material relationship.

Independence: The Guidelines provide that a director is not independent if the director has any of the specific disqualifying relationships with the Company and its consolidated subsidiaries set forth in the Guidelines. These relationships are equivalent to the disqualifying relationships in the independence rules of the New York Stock Exchange that will become effective with respect to the Company at the Annual Meeting, except that the disqualification for board interlocks is more stringent than under such rules. In addition, for a director to be independent under the Guidelines the director may not have a material relationship with the Company or a consolidated subsidiary in the sense that such relationship could reasonably call into question whether the director is independent from the management of the Company.

The Board of Directors has determined that Ms. Bush and Messrs. Abbott, Case, Engelman, Hagerty, Jastrow, Kearney, Lehman, Lubar, McIntosh and Muma are independent directors under the Guidelines and the rules of the New York Stock Exchange. These independent directors are all of the members of the Board other than Mr. Culver, the Company's Chief Executive Officer.

The Board made its determination by considering that no disqualifying relationships existed during the periods specified under the Guidelines and the rules of the Exchange. In determining that there were no material relationships, the Board took account of business in the ordinary course between the Company or its consolidated subsidiaries and other companies of which certain directors were executive officers and equity owners. This business primarily involved mortgage insurance written by the Company on loans originated or purchased by such companies. The payments involved in these transactions in 2003 did not exceed the greater of $1 million or 1% of the other company's gross revenues for its last fiscal year, nor did they exceed this threshold with respect to the Company. The Board's determination also considered that, during the periods specified under the Guidelines and the rules of the Exchange relating to disqualifying relationships, no independent director:

- was an executive officer of a charity (and therefore the Company had made no charitable contributions to any charity in which any independent director is an executive officer),
- was an executive officer or member of a law firm or investment banking firm providing services to the Company,
- had received any direct compensation from the Company other than as a director, nor had a member of the director's immediate family received such compensation, or
- was part of a board interlock in which an executive officer of the Company was a member of the board of a company of which the director was an executive officer.

The committees of the Board of Directors include the Audit Committee. The Board's determination regarding the members of the Audit Committee took account of Section 10A(m)(3) of the Securities Exchange Act of 1934.

Board Attendance

The Board of Directors met five times during 2003. Each incumbent director attended at least 75% of the meetings of the Board and committees of the Board on which he or she served that were held while he or she was a director. The Annual Meeting of Shareholders is scheduled in conjunction with a meeting of the Board of Directors and as a result directors are expected to attend the Annual Meeting. Ten of the Company's directors attended the 2003 Annual Meeting.

Code of Business Conduct

The Company has a Code of Business Conduct that applies to all employees, including its executive officers. Specified portions of the Code also apply to directors. The Code is available on the Company's website (www.mgic.com) under the "Investor" link.

Communicating With the Board

As provided in the Corporate Governance Guidelines, security holders and other interested persons desiring to communicate with the members of the Board, the non-management members of the Board as a group or the Chair of the Management Development, Nominating and Governance Committee, may do so by sending a written communication to the Company's Secretary. The Secretary shall pass on any such communication, other than a solicitation for a product or service, to the Chair of the Management Development, Nominating and Governance Committee.

Audit Committee

The members of the Audit Committee are Ms. Bush (Chairperson), Mr. Kearney and Mr. Lehman. The Board has determined that Mr. Lehman is an "audit committee financial expert" as that term is defined in Regulation S-K of the Securities and Exchange Commission. The Audit Committee held seven meetings during 2003. The Audit Committee Charter is included as Exhibit A to this Proxy Statement. The Charter is also available on the Company's website (www.mgic.com) under the "Investor" link.

Report of the Audit Committee

The Audit Committee assists the oversight by the Board of Directors of the integrity of the Company's financial statements, the qualifications, independence and performance of the independent accountants, the performance of the Company's internal audit function, and the Company's compliance with legal and regulatory requirements. As provided in the Audit Committee Charter, the ultimate responsibility for the integrity, completeness and fairness of the Company's financial statements rests with the Company's management. The Charter provides that the independent accountants are intended to be the primary check on management's performance in this regard. The ultimate responsibility for the Company's compliance with legal and regulatory requirements also rests with the Company's management.

The Audit Committee reviewed and discussed with management and PricewaterhouseCoopers LLP ("PwC"), the Company's independent accountants, the Company's audited financial statements for the year ended December 31, 2003. The Audit Committee discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee also received from PwC the written disclosures required by the Independence Standards Board's Standard No. 1 (Independence Discussions with Audit Committees) and discussed with PwC their independence from the Company and its management. None of the officers of the Company having responsibility for finance or accounting matters is a former partner or employee of PwC.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, which has been filed with the Securities and Exchange Commission. These are the same financial statements that appear in the Company's Annual Report to Shareholders.

Members of the Audit Committee:

Mary K. Bush, Chairperson
Daniel P. Kearney
Michael E. Lehman

Management Development, Nominating and Governance Committee

The members of the Management Development, Nominating and Governance Committee are Messrs. Jastrow, Lubar (Chairman) and Muma. The Committee held two meetings during 2003. The Committee oversees the compensation program for the CEO and other members of the Company's senior management, oversees the CEO succession planning process, identifies new director candidates, recommends to the Board its nominees for directors and committee members and reviews the Company's Corporate Governance Guidelines. The Management Development, Nominating and Governance Committee Charter is available on the Company's website (www.mgic.com) under the "Investor" link.

Director Candidates: The Committee identifies new director candidates through recommendations from members of the Committee, other Board members and executive officers of the Company and will consider candidates who are recommended by security holders, as described below. The Committee and the Board believe that director nominees recommended by the Committee should have an inquiring and independent mind, sound and considered judgment, high standards of ethical conduct and integrity and well-respected experience at senior levels of business, academia, government or other fields that will enable the Board to have access to a diverse body of talent and expertise relevant to the Company's activities. The Committee and the Board also believe that a candidate's other time commitments, anticipated tenure on the Board given the retirement policy for directors in the Company's Corporate Governance Guidelines, and whether the candidate will enable the Board to continue to have a substantial majority of independent directors under those Guidelines must be considered for each candidate.

Security holders who want to recommend to the Committee a candidate for director may do so by submitting to the Company's Secretary in writing biographical information about the candidate, a description of the candidate's qualifications and the candidate's consent to the recommendation. If the candidate is to be considered for nomination at the next Annual Meeting of Shareholders, the submission must be received by December 1 of the year preceding that meeting. Requirements that govern the procedure for shareholders to nominate directors at an Annual Meeting are described under "Other Matters — Shareholder Proposals."

The Committee evaluates new director candidates in view of the criteria described above, as well as other factors the Committee deems to be relevant, through reviews of biographical and other information, input from others, including members of the Board and executive officers of the Company, and personal discussions with the candidate when warranted by the results of these other assessments. The Committee will evaluate any director candidates recommended by security holders under the same process. In determining whether to recommend to the Board the nomination of a director who is a member of the Board, the Committee will review the Board performance of such director and solicit feedback about the director from other Board members.

Compensation of Directors

Annual and Meeting Fees: Directors receive an annual fee for their services of $32,000, plus $3,000 for each Board of Directors meeting attended, and $2,000 for all committee meetings attended on any one day. A director who also serves as chairperson of a Board committee receives an additional $4,000 annual fee. However, directors who are employees of the Company are not compensated for their service as directors. The Company reimburses directors, and for meetings not held on Company premises, their spouses, for travel, lodging and related expenses incurred in connection with attending Board of Directors and committee meetings.

Deferred Compensation Plan: Under the Company's Deferred Compensation Plan for Non-Employee Directors, an eligible director may elect to defer payment of all or part of the annual and meeting fees until the director's death, disability, termination of service as a director or to another date specified by the director. A director who participates in this plan may elect to have his or her deferred compensation account either credited quarterly with interest accrued at an annual rate equal to the six-month U.S. Treasury Bill rate determined at the closest preceding January 1 and July 1 of each year or to have the fees deferred during a quarter translated into share units. Each share unit is equal in value to a share of the Company's Common Stock and is ultimately distributed only in cash. If a director defers fees into share units, dividend equivalents in the form of additional share units are credited to the director's account as of the date of payment of cash dividends on the Company's Common Stock. Mr. Culver, because of his employment by the Company, is not eligible to participate in this plan.

Deposit Share Program: Under the Deposit Share Program, an eligible director may purchase shares of Common Stock from the Company at fair market value which are then held by the Company. The amount that may be used to purchase shares cannot exceed the annual and meeting fees for the preceding year. The Company matches each of these shares with one and one-half shares of restricted Common Stock ("Restricted Stock"). A director who had deferred annual and meeting fees during the preceding year into share units (see "Deferred Compensation Plan" above) may reduce the amount that would otherwise be required to be used to purchase Common Stock by the amount so deferred. For matching purposes, the amount so deferred is treated as if shares had been purchased and one and one-half shares of Restricted Stock are awarded for each such share.

The Restricted Stock generally vests on the third anniversary of the award unless a director chooses an extended vesting date. Except for gifts to family members, the shares may not be transferred prior to vesting. If the shares have not vested when a director's service on the Board of Directors ends, they will be forfeited unless service as a director ends on account of the director's death or certain events specified in the agreement relating to the Restricted Stock or the Management Development, Nominating and Governance Committee waives the forfeiture. If a director chooses an extended vesting date, forfeiture will not occur due to the director's leaving the Board on or after the third anniversary of the award unless the director voluntarily left the Board or voluntarily did not stand for re-election. All of the director's shares of Restricted Stock vest on death. The shares of Restricted Stock will immediately become vested upon a change in control of the Company, as defined by the agreement relating to the Restricted Stock. The Board has authority to modify the Deposit Share Program. Mr. Culver is not eligible to participate in the program.

Former Restricted Stock Plan: Non-employee directors elected to the Board of Directors before 1997 were each awarded, on a one-time basis, 2,000 shares of Common Stock under the Company's 1993 Restricted Stock Plan for Non-Employee Directors. The shares are restricted from transfer until the director ceases to be a director of the Company by reason of death, disability or retirement, as defined by the agreement relating to the shares, and are forfeited if the director leaves the Board for another reason unless the forfeiture is waived by the plan administrator. In 1997, the Board decided that no new awards of Common Stock would be made under the plan.

Other: The Company also pays premiums for directors and officers liability insurance under which the directors are insureds.

Report of the Management Development, Nominating and Governance Committee on Executive Compensation

The Management Development, Nominating and Governance Committee ("Committee") of the Board of Directors submits this report on the compensation of the Company's senior management for 2003.

Executive Compensation Program

The Company's executive compensation program is designed to attract, retain, motivate and reward high-quality professionals. The Committee's approach to executive compensation emphasizes pay for performance over fixed salary, plus compensation linked to shareholder value in the form of restricted stock and stock options. The principal objectives of the program are to:

- link executive compensation to Company performance;
- align the interests of management and shareholders by providing a substantial portion of an executive's compensation opportunity in the form of Company stock; and
- maintain competitive pay levels to attract and retain high-quality executives.

The key components of the Company's executive compensation program are base salary, annual performance bonus, restricted stock and stock options. The Committee reviews compensation levels of the Company's executives each year, using compensation survey data prepared by independent consultants. The Committee believes that the Company's peer group for executive talent is not limited to mortgage insurance companies. Therefore, the compensation survey data obtained by the Committee cover a variety of publicly-traded financial guaranty and insurance companies.

Base Salary

The Committee reviews the salary ranges and base salaries of the senior executives each January, comparing the compensation levels of the Company's executives to comparable positions in the companies represented in the survey data. Salary ranges of the Company's senior executives are targeted at the median compensation levels for comparable positions within the comparative group of companies. The decision to set salary range midpoints at the 50th percentile of competitive pay levels reflects the Committee's belief that a substantial portion of the senior executives' annual pay should be linked to the Company's performance and increases in shareholder value.

Mr. Culver's compensation is addressed under "Compensation of the Chief Executive Officer" below. For 2003, the Committee increased the salary range midpoints of the other senior executives by 3.5%, representing the average salary range movement reflected in the compensation survey data, and increased the salaries of those executives who were below their adjusted salary midpoints to approximate the new midpoint of their respective positions. The salaries shown for the named officers in the Summary Compensation Table which follows this report reflect payment for the first three months of the year at the salary rates in effect prior to the adjustments, which became effective in April 2003.

Annual Performance Bonus

Annual bonuses are awarded to senior executives in January of each year based upon Company and individual performance. Under the executive compensation program, the Committee determines the bonus awards for senior executives based upon an assessment of the business environment, the Company's financial plan for the year and the Company's earnings. In order for senior executives to be eligible for maximum bonus awards, the Company's net income must exceed a target amount established by the Committee in January of the prior year. For 2003, the Committee set the target at an amount equal to the net income projected in the Company's 2003 financial plan.

The Committee has established three tiers applicable to bonus opportunities for executive officers, with maximums ranging from 120% to 200% of base salary in effect at the time of bonus award. For 2003, an executive could elect to receive up to one-third of his or her bonus in the form of shares of restricted stock with an equivalent market value at the time of the award. When restricted stock was elected, the Company awarded one and one-half matching shares for each restricted share elected. The balance of the annual bonus was paid in cash. Full ownership of the restricted shares for up to one-third of the bonus vests one year from the date of award. Full ownership of the matching restricted shares vests three years from the date of award.

The maximum bonus level for each senior executive was determined by the Committee in January 2003, based upon Mr. Culver's recommendations. Mr. Culver's recommendations generally reflected his subjective judgment as to the ability of each senior executive to influence the Company's competitiveness and profitability. Actual bonus amounts paid to the senior executives were determined in January 2004, based upon the Company's earnings compared to the net income target established a year earlier, the Committee's assessment of the Company's business environment and for bonus awards for senior executives other than Mr. Culver, giving consideration to Mr. Culver's recommendations. Mr. Culver's recommendations were based, in general, on his subjective evaluation of each executive's performance during 2003 and the Company's earnings for the year.

Stock Options and Performance Restricted Stock

Under the Company's stock incentive plan, stock options are granted at the market value on the date of grant. As a result, senior executives will realize a gain from the options only if the price of the Company's Common Stock increases in the future.

The Committee currently awards stock options to senior executives on an annual basis. The number of options granted is within the discretion of the Committee. Information on the stock option grants during 2003 to Mr. Culver and the other named executive officers is set forth in the table under "Executive Compensation — Option Grants in 2003." The options granted in 2003 (as well as in the prior two years) vest ratably over a five-year period on the basis of continuing employment.

The options awarded in January 2000 (which have an exercise price of $45.375 per share) provided for vesting on the first five anniversaries of the grant based on achievement of corporate performance goals established by the Committee. Any portion of these options that have not vested by the fifth anniversary in January 2005, vest in January 2009 if the executive is still employed at that time. The performance goal for these options was based on a five-year aggregate earnings per share target and an annual threshold increase in earnings per share of at least 10%. Earnings per share in 2002 did not increase by this threshold and in January 2003 no portion of the options vested (which was also the case in January 2004 because the earnings per share threshold for 2003 was also not achieved).

To place additional emphasis on restricted stock with a performance feature as a method of compensating senior executives, the Committee reduced the number of stock options that were awarded to these executives in January 2003, compared to the awards made in January 2002, and awarded restricted stock that is eligible to vest during the first five years after the award based on the achievement of a performance goal approved by the Committee. Any restricted stock that has not vested by the fifth anniversary is forfeited. Additional information on such restricted stock granted during 2003 to Mr. Culver and the other named executive officers appears under "Executive Compensation — Long-Term Incentive Plans — Awards in Last Fiscal Year."

Compensation of the Chief Executive Officer

Mr. Culver's base salary was increased by the Committee in January 2003 by 4.2% to $625,000, an amount slightly below the salary range midpoint for the Chief Executive Officer position. For 2003, the Committee assigned Mr. Culver to the bonus tier with the highest bonus opportunity, 200% of his base salary. The Committee's decision to assign Mr. Culver to this bonus category was based on a subjective evaluation of his ability to influence the Company's profitability and reflected the Committee's desire to make Mr. Culver's performance bonus competitive with bonus opportunities available to CEOs in the peer group of companies reflected in the compensation survey data.

In January 2004, the Committee awarded Mr. Culver a bonus for 2003 of $625,000, an amount equal to 100% of his base salary and 50% of his maximum bonus opportunity. The factors considered by the Committee in determining the amount of Mr. Culver's bonus were the Company's performance in 2003 with respect to the goals in the financial plan for the year, the Company's 2003 earnings, the decline in those earnings compared to earnings for 2002, and the Committee's favorable evaluation of Mr. Culver's general job performance. (In January 2003, the Committee awarded Mr. Culver a bonus for 2002 of $630,000, which was 105% of his base salary and 52.5% of his maximum bonus opportunity; and in January 2002, the Committee awarded Mr. Culver a bonus for 2001 of $850,000, which was 155% of his base salary and 77.5% of his maximum bonus opportunity.) Two-thirds of the bonus for 2003, or $416,922, was paid in cash, and pursuant to Mr. Culver's election to receive one-third of his bonus in restricted stock (as described under "Annual Performance Bonus" above), Mr. Culver was awarded 3,051 shares of restricted Company stock, representing one-third of his bonus and 4,576 additional shares representing the matching shares awarded on account of Mr. Culver's election. All of the restricted stock was valued at the then current market price ($68.20) per share. The shares representing one-third of Mr. Culver's bonus will vest in January 2005 and the remaining shares will vest in January 2007, in each case through continued employment.

Mr. Culver was granted stock options on 80,000 shares in January 2003. The options have a term of ten years and vest at a rate of 20% each year over the next five years (subject to acceleration under certain circumstances) based on continued employment. The options are exercisable at $43.70 per share, the closing price of the Common Stock on the New York Stock Exchange on the date of the grant. Mr. Culver was also granted 32,000 shares of restricted stock in January 2003 that is eligible to vest based on the achievement of a performance goal and continued employment as described under "Executive Compensation — Long-Term Incentive Plans — Awards in Last Fiscal Year."

Tax Deductibility Limit

Under the Internal Revenue Code, certain compensation in excess of $1 million paid during a year to any of the executive officers named in the Summary Compensation Table for that year is not deductible. The deduction for compensation arising from the exercise of stock options should not be subject to such limit. As a result of shareholder approval of performance goals for restricted stock granted with performance features at the May 2003 Annual Meeting, the deduction for restricted stock granted with such features after such approval should also not be subject to such limit. The Committee believes the effect on income tax expense for 2003 of compensation that is subject to such deductibility limit was not material to the Company and that the effect of such compensation awarded for 2003 on future income tax expense will not be material. The Committee believes it is in the Company's interest to preserve flexibility to pay some compensation that will not qualify for the income tax deduction because, for example, it is based on subjective factors.

Members of the Management Development, Nominating and Governance Committee:

Sheldon B. Lubar, Chairman
Kenneth M. Jastrow, II
Leslie M. Muma

Performance Graph

The following graph compares the cumulative total stockholder return on the Company's Common Stock for the last five fiscal years with the cumulative total return on the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Financials Index (the industry index which includes the Company). The graph assumes $100 was invested on December 31, 1998, in each of the Company's Common Stock, the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Financials Index, and that all dividends were reinvested. The subsequent year-end values are shown in the table below the graph.



Total Return (Base = $100)
$250
$225
$200
$175
$150
$125
$100
$75
$50
1999
2000
2001
2002
2003
MGIC INVESTMENT CORPORATION
S&P 500
S&P 500 FINANCIALS

	1999	2000	2001	2002	2003
			($)		
S&P 500	121	110	97	76	97
S&P 500 Financials	104	131	119	102	133
MGIC Investment Corporation	152	170	156	105	144

Executive Compensation

The following tables provide information concerning compensation, stock option and restricted stock awards and aggregated stock option exercises as they relate to the Chief Executive Officer and the four other most highly compensated executive officers of the Company or MGIC in 2003, as determined under the rules of the Securities and Exchange Commission. The Company's retirement benefits are also described below.

Summary Compensation Table

		Annual Compensation(1)		Long-Term Compensation		
Name and Principal Position	Year	Salary($)	Bonus($)	Restricted Stock Awards ($)(2)	Securities Underlying Stock Options(#)	All Other Compensation ($)(3)
Curt S. Culver	2003	619,231	416,922	520,161	80,000	14,067
President and Chief	2002	588,462	420,240	524,400	120,000	60,463
Executive Officer	2001	532,697	566,983	707,542	75,000	59,008
J. Michael Lauer	2003	319,231	171,872	214,284	27,000	11,600
Executive Vice President	2002	305,385	165,451	206,351	40,000	30,072
and Chief Financial Officer	2001	287,697	222,488	277,530	25,000	28,715
James S. MacLeod*	2003	308,846	250,400	–0–	40,000	11,600
Executive Vice President-	2002	285,769	265,500	–0–	60,000	54,541
Field Operations	2001	251,077	228,748	161,223	25,000	53,082
Lawrence J. Pierzchalski	2003	299,231	171,245	213,602	27,000	11,600
Executive Vice President-	2002	283,077	154,782	193,023	40,000	34,231
Risk Management	2001	256,538	199,472	248,820	25,000	32,749
John D. Fisk**	2003	300,000	195,000	–0–	27,000	11,600
Executive Vice President-Strategic Planning	2002	253,846	195,000	–0–	30,000	1,600

* Mr. MacLeod retired as an officer and employee on January 30, 2004.

** Mr. Fisk joined the Company in February 2002.

(1) Annual Compensation for the years shown in the table does not include perquisites and other personal benefits because the aggregate amount of such compensation for each of the named individuals in each year did not exceed the disclosure threshold of the rules of the Securities and Exchange Commission.

(2) The amounts shown in this column are the value of restricted shares awarded under the Company's annual bonus program described under "Report of the Management Development, Nominating and Governance Committee on Executive Compensation — Annual Performance Bonus." The value is the New York Stock Exchange closing price on the date of the award multiplied by the number of shares. For 2003, 2002 and 2001, restricted shares were awarded as part of the annual bonus as follows: Mr. Culver — 7,627, 12,000 and 11,090, respectively; Mr. Lauer — 3,142, 4,722 and 4,350, respectively; and Mr. Pierzchalski — 3,132, 4,417 and 3,900, respectively; and for 2001, Mr. MacLeod — 2,527. Forty percent of the shares vest on the first anniversary of the award and the remainder on the third anniversary through continued employment. At December 31, 2003, the number of restricted shares held, which also includes the shares described under "Long-Term Incentive Plans — Awards in Last Fiscal Year," and their value based on the New York Stock Exchange closing price at that date, were as follows: Mr. Culver — 50,654, $2,884,239; Mr. Lauer —

18,132, $1,032,436; Mr. MacLeod — 17,516, $997,361; Mr. Pierzchalski — 17,557, $999,696; and Mr. Fisk — 10,800, $614,952. Dividends are paid on all restricted shares.

(3) The amounts shown in All Other Compensation for 2003 for each named executive officer consist of profit sharing contributions of $10,000 and matching 401(k) contributions of $1,600, and for Mr. Culver also include supplemental long-term disability insurance premiums of $2,467 paid on his behalf. In prior years, the amounts, other than for Mr. Fisk, were primarily premiums for split dollar life insurance policies.

Option Grants in 2003

	Individual Grants				
Name	Number of Securities Underlying Options Granted(#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	Grant Date Present Value($)
Curt S. Culver	80,000	13.20	43.70	01/22/2013	963,200
J. Michael Lauer	27,000	4.46	43.70	01/22/2013	325,080
James S. MacLeod	40,000	6.60	43.70	01/22/2013	481,600
Lawrence J. Pierzchalski	27,000	4.46	43.70	01/22/2013	325,080
John D. Fisk	27,000	4.46	43.70	01/22/2013	325,080

The options have a term of ten years and vest on each of the next five anniversaries of the January 22, 2003 grant date (subject to acceleration under certain circumstances, which include a change of control of the Company) based on continued employment.

Grant date present values were determined under the Black Scholes option pricing model using the following assumptions: expected stock price volatility of 29.4%; expected life of the options is 4.87 years; an expected dividend yield of 0.25%; a risk-free rate of return of 2.91%, which was the yield at the grant date on a U.S. Government Zero Coupon Bond with a maturity equal to the expected term of the grant; and an expected forfeiture rate of 9%. There has been no reduction to discount for restrictions during the vesting period. Determining the grant date present value by use of this model is permitted by rules of the Securities and Exchange Commission. The inclusion of the model's determination in the table is not an endorsement or acknowledgement that the model can accurately determine the value of these options. The actual value realized from an option will be measured by the difference between the stock price and the exercise price on the date the option is exercised.

Aggregated Option Exercises in 2003 and Year-End Option Values

			Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003(2)	
Name	Shares Acquired on Exercise During 2003(#)	Value Realized(1) ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Curt S. Culver	–0–	–0–	391,800	333,200	6,138,845	2,346,481
J. Michael Lauer	40,000	807,000	135,600	111,400	2,061,294	786,574
James S. MacLeod	–0–	–0–	119,600	140,400	1,651,244	958,694
Lawrence J. Pierzchalski	–0–	–0–	115,600	111,400	1,651,244	786,574
John D. Fisk	–0–	–0–	6,000	51,000	–0–	357,480

(1) Value realized is the market value at the close of business on the date immediately preceding the date of exercise less the exercise price.

(2) Value is based on the closing price of $56.94 for the Common Stock on the New York Stock Exchange at year-end 2003, less the exercise price.

Long-Term Incentive Plans — Awards in Last Fiscal Year

Name	Number of Shares, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans		
			Threshold (#)	Target (#)	Maximum (#)
Curt S. Culver	32,000	1/22/03 — 1/22/08	9	32,000	32,000
J. Michael Lauer	10,800	1/22/03 — 1/22/08	3	10,800	10,800
James S. MacLeod	16,000	1/22/03 — 1/22/08	4	16,000	16,000
Lawrence J. Pierzchalski	10,800	1/22/03 — 1/22/08	3	10,800	10,800
John D. Fisk	10,800	1/22/03 — 1/22/08	3	10,800	10,800

The awards listed in the table are restricted shares that are eligible to vest on each of the next five anniversaries of the January 22, 2003 grant date in an amount equal to the percentage that the Company's diluted earnings per share, excluding the after-tax effect of realized gains and losses and extraordinary items, for the year ended prior to the relevant anniversary bears to $34.92. The "Threshold" column assumes that there were no such earnings in any such year other than earnings of $0.01 in one year. Any shares that have not vested by the fifth anniversary are forfeited. Shares are also forfeited upon a termination of employment with the Company, other than as a result of the officer's death (in which case all of the shares vest). In addition, if employment termination occurs after age 62 and the officer has been employed by the Company for at least seven years, the shares are eligible to continue to vest if the officer enters into a non-competition agreement. Prior to forfeiture, the shares are entitled to vote and to receive dividends but are not transferable. All shares vest upon a change of control of the Company.

Pension Plan

The Company maintains a Pension Plan for the benefit of substantially all employees of the Company and maintains a Supplemental Executive Retirement Plan (the "Supplemental Plan") for designated employees, including executive officers. The Supplemental Plan provides benefits that cannot be provided by the Pension Plan because of limitations in the Internal Revenue Code on benefits that can be provided by a qualified pension plan, such as the Company's Pension Plan.

Under the Pension Plan and the Supplemental Plan taken together, each executive officer named above earns an annual pension credit for each year of employment equal to 2% of the officer's eligible compensation for that year. At retirement, in general, the annual pension credits are added together to determine the employee's accrued pension benefit. However, the annual pension credits for service prior to 1998 for each employee with at least five years of vested service on January 1, 1998 will generally be equal to 2% of the employee's average eligible compensation for the five years ended December 31, 1997. Eligible employees with credited service for employment prior to October 31, 1985 also receive a past service benefit, which is generally equal to the difference between the amount of pension the employee would have been entitled to receive for service prior to October 31, 1985 under the terms of a prior plan had such plan continued, and the amount the employee is actually entitled to receive under an annuity contract purchased when the prior plan was terminated.

Retirement benefits vest on the basis of a graduated schedule over a seven-year period of service. Full pension benefits are payable upon retirement at or after age 65 (age 62 if the employee has completed at least seven years of service), and reduced benefits are payable beginning at age 55. The estimated annual benefits payable upon retirement at age 62 to Messrs. Culver, Lauer, MacLeod, Pierzchalski, and Fisk under the Pension Plan and the Supplemental Plan taken together, based on pension benefits earned through December 31, 2003, and an annual compensation increase of 3%, are $539,309, $156,674, $196,347, $268,664 and $199,489, respectively.

Change of Control and Consulting Agreements

Each of Messrs. Culver, Lauer, Pierzchalski and Fisk is a party to a Key Executive Employment and Severance Agreement with the Company (a "KEESA"). If a change in control of the Company occurs and the executive's employment is terminated within three years after the change in control (this three-year period is referred to as the "employment period"), other than for cause or disability, or if the executive terminates his employment for good reason, the executive is entitled to a lump sum termination payment equal to twice the sum of his annual base salary, his maximum bonus award and an amount for pension accruals and profit sharing and matching contributions. If the employment termination occurs during the employment period but more than three months after the change in control, the termination payment is reduced. The executive is also entitled to certain other benefits and the continuation of medical and other specified employee benefits during the remainder of the employment period. The KEESA provides that all unvested stock options and restricted stock become fully vested at the date of the change in control. If the excise tax under Section 280G of the Internal Revenue Code would apply to the benefits provided under the KEESA, the executive is entitled to receive a payment so that he is placed in the same position as if the excise tax did not apply.

While the executive is employed during the employment period, the executive is entitled to a base salary no less than the base salary in effect prior to the change in control and to a bonus opportunity of no less than 75% of the maximum bonus opportunity in effect prior to the change in control. The executive is also entitled to participate in medical and other specified benefits.

The terms "change in control of the Company," "cause," "disability" and "good reason" are defined in the KEESA.

Mr. MacLeod retired as an officer and employee of the Company and MGIC on January 30, 2004 and his KEESA terminated at that date. Effective with Mr. MacLeod's retirement, the Company entered into a Consulting Agreement with him under which he is retained to provide services to MGIC on a project basis. MGIC will pay Mr. MacLeod for his services at a rate of $200 per hour and will reimburse Mr. MacLeod for certain expenses incurred in the performance of his consulting services.

Other Information

During 2003, Sherman Financial Group LLC ("Sherman"), an unconsolidated joint venture in which the Company has an equity interest of approximately 42%, purchased in three separate transactions past due accounts receivable having a principal balance of $80.8 million from a subsidiary of Metris Companies Inc. for an aggregate purchase price of $9.2 million. Mr. Hagerty is a director of Metris Companies Inc. Affiliates of THL beneficially own preferred stock of Metris Companies Inc. convertible into an aggregate of 41.9% of the common stock of Metris Companies Inc. or a combination of such common stock and a series of preferred stock. The purchase price and other terms of these purchases were initiated and negotiated at arms' length directly between the management of Sherman and the Metris Companies Inc. subsidiary. It is possible that additional purchases by Sherman could occur in the future.

Citigroup Inc. has publicly reported that it was the beneficial owner of 5.26% of the Common Stock at December 31, 2003. During 2003, the Company wrote mortgage insurance on loans purchased by an affiliate of Citigroup and purchased from and sold to an affiliate of Citigroup fixed income securities. These transactions occurred in the ordinary course of business. The premiums involved in the mortgage insurance were $688,000 and the aggregate of the purchase and sale prices of the fixed income securities was $493.5 million.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of the Company's Common Stock (other than certain investment advisers with respect to shares held for third parties), to file reports of their beneficial ownership of Company stock and changes in stock ownership with the Securities and Exchange Commission and the New York Stock Exchange. Based in part on statements by the persons subject to Section 16(a), the Company believes that all Section 16(a) forms were timely filed in 2003, except as follows. One report covering additional share units acquired through dividend equivalents (see "The Board and Its Committees — Compensation of Directors — Deferred Compensation Plan") was inadvertently filed six business days late by the Company on behalf of each of the following directors of the Company: Ms. Bush (0.8 share units) and Messrs. Case (2.3 share units); Hagerty (1.3 share units); Jastrow (5.5 share units); Kearney (2.4 share units); Lehman (0.9 share units); Lubar (9.5 share units); and Muma (4.5 share units).

Item 2 — Ratification of Appointment of Independent Accountants

The Audit Committee has reappointed the accounting firm of PricewaterhouseCoopers LLP ("PwC") as independent accountants of the Company for the fiscal year ending December 31, 2004. Shareholders are being asked to ratify this appointment at the Annual Meeting. A representative of PwC is expected to attend the meeting and will be given an opportunity to make a statement and respond to appropriate questions.

Audit and Other Fees

For the years ended December 31, 2002 and December 31, 2003, PwC billed the Company fees for services of the following types:

	2002	2003
Audit Fees	$436,000	$503,000
Audit-Related Fees	45,000	64,440
Tax Fees	53,900	33,250
All Other Fees	280,867	97,250
Total Fees	$815,767	$697,940

"Audit Fees" includes PwC's review of the Company's quarterly financial statements. "Audit-Related Fees" is comprised of work relating to securities offerings in which the Company's or MGIC's financial statements were included and advice regarding GAAP accounting. "Tax Fees" is comprised of tax compliance services provided to certain employees of the Company, including certain of the named executive officers. "All Other Fees" is comprised of services relating to employee benefits (which was the largest component in this category in both years), certain actuarial services, and, in 2002, certain internal audit projects.

The rules of the Securities and Exchange Commission regarding auditor independence provide that independence may be impaired if the auditor performs services without the approval (or pre-approval) of the Audit Committee in advance. The Audit Committee's policy regarding approval and pre-approval of services by the independent auditor includes a list of services that are pre-approved as they become necessary and the Committee's approving at its January meeting a schedule of other services expected to be performed during the ensuing year. If the Company desires the auditor to provide a service that is not in either category, the service may be presented for approval by the Committee at its next meeting or may be approved by the Chairperson (or another Committee member designated by the Chairperson). The Committee is periodically provided with information about fees paid for services that have been approved and pre-approved.

The rules of the Securities and Exchange Commission regarding auditor independence provide an exception to the approval and pre-approval requirement if certain services are subsequently approved by an audit committee under a *de minimus* exception. Since the May 2003 effective date of these rules, the *de minimus* exception was not used.

Shareholder Vote Required

The affirmative vote of a majority of the votes cast on this matter is required for the ratification of the appointment of PwC as independent accountants. Abstentions and "broker non-votes" will not be counted as "votes cast."

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PwC AS INDEPENDENT ACCOUNTANTS. PROXIES WILL BE VOTED FOR RATIFICATION, UNLESS INDICATED OTHERWISE ON THE PROXY.

Other Matters

Shareholder Proposals

Any shareholder who wants to include a proposal in the proxy material for the Company's 2005 Annual Meeting must submit the proposal to the Company on or before December 3, 2004. The rules of the Securities and Exchange Commission also establish other requirements for shareholder proposals of this type.

Under the Company's Bylaws, a shareholder who wants to bring business before the Annual Meeting of Shareholders, other than a proposal included in the Company's proxy material, or who wants to nominate directors at the Annual Meeting must satisfy the following requirements: (1) be a shareholder of record entitled to vote at the Annual Meeting and also be a shareholder of record at the time the following notice is given; and (2) give notice to the Company's Secretary in writing that is received at the Company's principal offices not less than 45 days nor more than 70 days before the first anniversary of the date set forth in the Company's proxy statement for the prior Annual Meeting as the date on which the Company first mailed such proxy materials to shareholders. For the 2005 Annual Meeting, the relevant dates are no later than February 16, 2005 and no earlier than January 22, 2005.

In the case of business other than nominations for directors, the notice must, among other requirements, briefly describe such business, the reasons for conducting the business and any material interest of the shareholder in such business. In the case of director nominations, the notice must, among other requirements, give various information about the nominees, including information that would be required to be included in a proxy statement of the Company had each such nominee been proposed for election by the Board of Directors of the Company.

Manner And Cost Of Proxy Solicitation

The cost of soliciting proxies will be paid by the Company. In addition to soliciting proxies by mail, employees of the Company may solicit proxies by telephone, facsimile or personal interview. The Company also has engaged D.F. King & Co., Inc. to provide proxy solicitation services for a fee of $8,000, plus expenses, including charges by brokers and other custodians, nominees and fiduciaries to forward proxy soliciting material to the beneficial owners of the Company's Common Stock.

Other Business

At the date of mailing of this Proxy Statement, the Board of Directors knew of no other business to be presented at the Annual Meeting. Under the Company's Bylaws as described under "Other Matters — Shareholder Proposals," because no notice of any other business was given to the Company, no business may be brought before the Annual Meeting by a shareholder.

MGIC INVESTMENT CORPORATION

Audit Committee Charter

Purpose and Authority

The purpose of the Audit Committee is to assist the oversight by the Company's Board of Directors of:

- the integrity of the Company's financial statements,
- the qualifications, independence and performance of the independent accountants,
- the performance of the Company's internal audit function, and
- the Company's compliance with legal and regulatory requirements.

The Committee shall also provide the report of the Committee to be included in the Company's proxy statement under the rules of the Securities and Exchange Commission ("SEC").

Within the scope of its purpose, the Committee shall have unrestricted access to any of the Company's activities and personnel. Within the scope of its purpose, the Committee has authority to retain persons from within or outside the Company as necessary in its judgment to assist or advise the Committee, and the Company shall provide funds to pay the costs and expenses of persons so retained. In addition, the Company shall provide funds to pay the compensation of the independent accountants appointed by the Committee and the ordinary administrative expenses of the Committee.

Notwithstanding the Committee's purpose as set forth above, the ultimate responsibility for the integrity, completeness and fairness of the Company's financial statements rests with the Company's management. The independent accountants are intended to be the primary check on management's performance in this regard. Furthermore, the ultimate responsibility for the Company's compliance with legal and regulatory requirements also rests with the Company's management.

Structure

The Committee shall be comprised of three or more directors, each of whom shall be independent under Sections I. B. (Composition of the Board—Independence) and III. A. (Committees of the Board—Standing Committees) of the Company's Corporate Governance Guidelines (the "Guidelines").

All members of the Committee shall have the ability to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial management expertise (which may include being or having been a CEO or other senior officer with financial oversight responsibilities).

As contemplated by the Guidelines, the members of the Committee shall be appointed annually by the Board, and the Board shall appoint one of the members as Chairperson for the Committee.

Duties and Responsibilities

Subject to the considerations referred to in the final paragraph under "Purpose and Authority" above, the Audit Committee shall perform the duties listed below. The degree of effort the Committee devotes to the performance of any particular duty shall be determined in the judgment of the Committee. It is expressly recognized that, unless the Committee decides otherwise or except as provided below, some duties need not be performed each year.

1. Appoint and compensate the independent accountants (subject to ratification by the shareholders, if the Committee deems such ratification appropriate in the circumstances), oversee the work of the independent accountants, and, if appropriate, discharge such firm.
2. Pre-approve the audit and non-audit services to be performed by the independent accountants pursuant to the Committee's "Audit and Non-Audit Services Approval and Pre-Approval Policy", in each case, giving consideration to the effect on the accountant's independence of performing the service. Review fees associated with audit and non-audit services performed by the independent accountants quarterly.

3. Annually obtain and review a written statement from the independent accountants describing the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years, and any steps taken to deal with any such issues; and all relationships between the independent accountants and the Company. Discuss with the independent accountants any disclosed relationships or services that may impact the independence of the independent accountants, and take appropriate action to satisfy the Committee of the independence of the independent accountants. Review any other matters of which the Committee becomes aware which would impair the independence of the independent accountants.

4. After completion of the annual audit and prior to the filing of the audited financial statements with the SEC, review with the independent accountants the results of the audit and the financial statements and discuss matters required to be communicated to audit committees in accordance with SAS 61, including any difficulties encountered during the audit and management's response. Consider the independent accountants' judgments regarding the quality and appropriateness of the Company's accounting principles as applied in the financial statements, including reviewing the accountants' report of critical accounting policies used in the audited financial statements and alternative treatments within GAAP for material items that were discussed by the accountants and management.

5. Appoint the actuary who will render the Statement of Actuarial Opinion on the Company's loss and loss adjusting expense reserves. Obtain and review the actuary's report and Statement of Actuarial Opinion.

6. Review the financial information included in the annual earnings release with management and the independent accountants prior to release to the public. Review a draft of the annual Management's Discussion and Analysis with management and the independent accountants. Recommend to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K.

7. Review the financial information included in the quarterly earnings release with management prior to release to the public. Discuss with management the types of information to be included in the Company's earnings releases and in any earnings guidance. Discuss with the independent accountants and management the Company's quarterly financial statements and Management's Discussion and Analysis covering the quarterly financial statements, and discuss with the independent accountants certain matters required to be communicated to audit committees in accordance with SAS 61, in each case prior to the Company's filing of Form 10-Q.

8. Review the material activities of the internal audit function, including:
   - the appointment or dismissal of the Internal Audit Director.
   - Internal Audit's charter.
   - Internal Audit's annual audit plan and changes thereto, and coordination with the independent accountants.
   - any difficulties encountered in the course of their audits, including any restrictions on the scope of work performed or access to required information.
   - Internal Audit's independence and effectiveness.
   - Internal Audit's resources and expertise.
   - corrective actions taken by management to address the findings and recommendations of the internal auditors.

9. Review with management and the independent accountants:

   - significant accounting and financial reporting developments and their impact on the Company's financial statements.

   - significant matters relating to the Company's income tax filings.

10. Review the Company's processes for assessing risks (other than those reviewed by the Risk Management and Securities Investment Committees of the Board) and the effectiveness of the Company's system of internal controls in place to manage the risks through a review of the reports of the independent accountants and the internal auditors, and discussions with management, the Internal Audit Director, and the independent accountants.

11. Review significant reports of examinations made by regulatory agencies and management's responses thereto.

12. Review with management the adequacy of statements of policy regarding conflicts of interest and business conduct, the means used to monitor compliance and address exceptions, and the results of monitoring programs.

13. Review with the Company's counsel and compliance officer the processes for monitoring compliance with laws and regulations, and review any legal, regulatory and compliance matters that could have a material impact on the Company's financial statements.

14. Review the policies, procedures and audit results associated with officers' expenses.

15. Provide the report of the Committee to be included in the Company's proxy statement under the rules of the SEC.

16. Report after each Committee meeting a summary of the Committee's activities to the Board of Directors.

17. Annually evaluate the performance of the Committee by completing a self-assessment.

18. Establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

19. Meet separately, periodically, with management, the Internal Audit Director, and the independent accountants and at least annually with the General Counsel.

20. Set hiring policies for employees or former employees of the independent accountants.

21. Review this charter annually. Submit any proposed changes to the charter resulting from the review to the Board of Directors for approval.

Meetings

The Committee shall seek to meet twelve times annually (four quarterly meetings, four telephonic meetings to review the annual and quarterly earnings releases prior to release to the public, and four telephonic meetings to review the annual and quarterly Management's Discussion and Analysis). The Internal Audit Director will act as Committee Secretary and prepare minutes of the meetings. After the minutes are approved by the Committee, a copy will be sent to the Secretary of the Company for filing in the Company's minute books. The approved minutes of the Committee, as is the case with the minutes of all of the Committees of the Board, are available for review by any interested Director.

The internal auditors, independent accountants and representatives of management may meet alone with the Committee and have the authority and are expected to contact the Committee on any matters requiring its attention. As necessary or desirable, the Chairperson may request that members of management, the Internal Audit Director and representatives of the independent accountants be present at Committee meetings.